As filed with the United States Securities and Exchange Commission on September 14, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEVSUN RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.

(Bidder)

Common Shares

(Title of Class of Securities)

64156L101

(CUSIP Number of Class of Securities)

D.F. King, an AST Company

48 Wall St, New York

NY 10005

Telephone: 1 (866) 822-1238

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Martin C. Glass Jenner & Block LLP 919 Third Avenue New York, NY 10022 Tel: (212) 891-1600 Jeffrey R. Shuman Jenner & Block LLP 353 North Clark Street Chicago, IL 60654 Tel: (312) 222-9350	John S.M. Turner Bradley A. Freelan Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 P.O. Box 20, Toronto, ON M5H 2T6 Tel: (800) 268-8424

September 14, 2018

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$1,408,936,133	U.S.$175,413

(1)    Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares of Nevsun Resources Ltd., at a purchase price of Cdn.$6 per share, converted to United States dollars at an exchange rate of Cdn. $1.00 = U.S.$ 0.7583, which is the closing exchange rate as provided by the Bank of Canada on September 6, 2018. The number of common shares of Nevsun Resources Ltd. outstanding, assuming exercise of all options for such common shares, is estimated to be 309,699,905.

(2)    The filing fee was calculated in accordance with General Instruction II.C to Schedule 14D-1F, by multiplying the transaction value by 0.0001245.

☐       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular, dated September 14, 2018, and the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends

See “Notice to Shareholders in the United States” in the Offer and Circular.

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any Person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your broker, investment dealer, bank manager, accountant, lawyer or other professional advisor.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Offer and this document do not constitute an offer or a solicitation to any Person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

September 14, 2018

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares of

NEVSUN RESOURCES LTD.

C$6.00 PER NEVSUN SHARE

1178180 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Zijin Mining Group Co. Ltd. (“Zijin Mining”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”), together with any associated rights (the “SRP Rights”) issued under the shareholder rights plan of Nevsun (the “Shareholder Rights Plan”) described in Section 17 of the Circular, including Nevsun Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as hereinafter defined) of the Offer upon the exercise, conversion or exchange of options, warrants, debentures or other securities of Nevsun that are exercisable for, convertible into or exchangeable for Nevsun Shares, other than the SRP Rights (collectively, the “Convertible Securities”) at a price of C$6.00 in cash per Nevsun Share.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on December 28, 2018 (the “Expiry Time”), unless the Offer is accelerated, extended or withdrawn by the Offeror.

Nevsun Board of Directors’ Recommendation

The Board of Directors of Nevsun has UNANIMOUSLY determined that the Offer is in the best interests of Nevsun and is fair, from a financial point of view, to the Shareholders. The Board of Directors of Nevsun UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Zijin Mining Offer and DO NOT TENDER to the hostile Lundin Mining Offer.

ATTENTION NEVSUN SHAREHOLDERS

IF YOU HAVE ALREADY TENDERED YOUR NEVSUN SHARES TO THE LUNDIN MINING OFFER, YOU CAN WITHDRAW YOUR SHARES BY CONTACTING YOUR BROKER OR D.F. KING AT 1-866-822-1238 TOLL FREE IN NORTH AMERICA OR INQUIRIES@DFKING.COM.

The Nevsun Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NSU” and on the New York Stock Exchange American (the “NYSE MKT”) under the symbol “NSU”.

The Offer represents a premium of 21% to the closing price of Nevsun Shares on the TSX on Tuesday, September 4, 2018. The cash consideration of C$6.00 per share is C$1.25 per share, or 26%, more than the C$4.75 per share hostile bid for Nevsun launched by Lundin Mining on July 26, 2018. In addition, the Offer represents a premium of 57% over Nevsun’s closing price of C$3.82 on May 7, 2018, the day Lundin Mining first publicly announced its desire to acquire Nevsun.

A Shareholder depositing Nevsun Shares will be deemed to have deposited all SRP Rights associated with such Nevsun Shares. No additional payment will be made for the SRP Rights, and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights. See Section 1 of the Offer, “The Offer”.

Zijin Mining and Nevsun have entered into a pre-acquisition agreement dated September 4, 2018 (the “Pre-Acquisition Agreement”) pursuant to which the Offeror has agreed to make the Offer and the Nevsun Board of Directors have agreed to endorse and recommend the Offer to the Shareholders, all subject to the conditions set forth in the Pre-Acquisition Agreement. See “Agreements Relating to the Offer - Summary of Pre-Acquisition Agreement” in Section 5 of the Circular.

Pursuant to the lock-up agreements dated September 4, 2018 (the “Lock-up Agreement”) between Zijin Mining and each of the directors and senior officers of Nevsun (the “Locked-up Shareholders”), each of the Locked-up Shareholders has agreed to deposit their Nevsun Shares to the Offer and not withdraw, subject to certain conditions, such Nevsun Shares, representing an aggregate of approximately 2.08% of the issued and outstanding Nevsun Shares on a fully diluted basis. See “Agreements Relating to the Offer - Lock-Up Agreements” in Section 5 of the Circular.

The Offer is subject to the conditions set out in Section 4 of the Offer, “Conditions of the Offer”. The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at the Expiry Time or such earlier or later time during which Nevsun Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer, and not withdrawn, that number of Nevsun Shares, together with any associated SRP Rights, representing more than 50% of the outstanding Nevsun Shares (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror, Zijin Mining or any Person acting jointly or in concert with the Offeror) (the “Statutory Minimum Condition”), which is a non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Nevsun Shares, together with any associated SRP Rights, representing at least 66 2/3% of the outstanding Nevsun Shares (calculated on a fully diluted basis), excluding Nevsun Shares held by the Offeror; (iii) certain Regulatory Approvals having been obtained; and (iv) there not having occurred, prior to the Expiry Date, a Material Adverse Effect (as defined in the Circular) with respect to Nevsun.

Subject to Laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Nevsun Shares deposited under the Offer if any condition of the Offer is not satisfied or waived at or prior to the Expiry Time. Subject to the terms and conditions of the Offer, the Offeror will take up and pay for the Nevsun Shares deposited under the Offer as soon as practicable after the Expiry Time, if not previously withdrawn.

Shareholders should be aware that, during the period of the Offer, the Offeror and its affiliates may, directly or indirectly, bid for and make purchases of Nevsun Shares or other securities of Nevsun as permitted by Law. See Section 8 of the Offer, “Market Purchases”.

Registered Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal, and deposit it, together with the certificate(s) or Direct Registration System statement(s) (“DRS Statements”) representing their Nevsun Shares in accordance with the rules and instructions in the Letter of Transmittal. See Section 3 of the Offer, “Manner of Acceptance - Letter of Transmittal”. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Nevsun Shares set out in Section 3 of the Offer, “Manner of Acceptance - Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery.

Persons whose Nevsun Shares are held in an account with a broker, investment dealer, bank, trust company or other Intermediary should contact their representative if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary and Information Agent.

Shareholders will not be obligated to pay any fee or commission if they accept the Offer by transmitting their Nevsun Shares directly to Computershare Trust Company of Canada (the “Depositary”) at the address shown in the Letter of Transmittal, Notice of Guaranteed Delivery and on the last page of this document. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

Any questions and requests for assistance or additional copies of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to D.F. King, a division of AST Investor Services Inc. (Canada) (the “Information Agent”) at 1-866-822-1238 toll free in North America or by email at inquiries@dfking.com or the Depositary at the telephone number and address set out below. You may also contact your broker, investment dealer, commercial bank, trust company or other Intermediary for assistance.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Nevsun Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to Laws, exercise, convert or exchange the Convertible Securities in order to obtain certificate(s) or DRS Statement(s) representing Nevsun Shares and deposit those Nevsun Shares under the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holders of such Convertible Securities will have Nevsun Share certificate(s) or DRS Statement(s) representing the Nevsun Shares issuable upon such exercise, conversion or exchange in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

FORWARD LOOKING STATEMENTS

The Offer and the Circular, including the letter to Shareholders, Section 4 of the Circular, “Reasons to Accept the Offer”, Section 6 of the Circular, “Purpose of the Offer”, Section 7 of the Circular, “Effect of the Offer”, Section 8 of the Circular, “Source of Funds”, Section 13 of the Circular, “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure”, Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”, and Section 22 of the Circular, “Expenses of the Offer”, and certain of the other statements made and information contained herein are “forward-looking information” or “forward-looking statements” within the meaning of Applicable Securities Laws. Words such as “anticipate”, “assumption”, “believe”, “continue”, “contingent”, “endeavour”, “estimate”, “expect”, “exploration”, “feasibility”, “flexibility”, “forecast”, “focus”, “foresee”, “future”, “guidance”, “initiative”, “intend”, “likely”, “model”, “objective”, “opportunity”, “option”, “outlook”, “phase”, “plan”, “potential”, “predict”, “preliminary”, “project”, “probable”, “proposed”, “prospect”, “risk”, “seek”, “strategy”, “study”, “target” or “uncertainty”, or similar terminology or statements that certain actions, events or results “can”, “could”, “may”, “might”, “shall”, “should”, “would”, or “will” be taken, occur, or be achieved, or the negatives or variations of any of the foregoing terms or expressions, are intended to identify such forward-looking information.

Forward-looking statements include, but are not limited to, statements regarding: the Offer, including the anticipated timing, mechanics, funding, completion, settlement, results and effects of the Offer; Zijin Mining’s and the Offeror’s plans for Nevsun; the ability of the Offeror to complete the transactions contemplated by the Offer; the benefits of the Offer; reasons to accept the Offer; the purpose of the Offer; the value inherent in the Timok Project and other

Nevsun assets; the likelihood that the price of the Nevsun Shares will decline to significantly lower levels if the Offer is not successful; expectations regarding the process for obtaining Regulatory Approvals; the tax treatment of Shareholders; intentions to delist the Nevsun Shares and to cause Nevsun to cease to be a reporting issuer; the completion and effects of a Compulsory Acquisition, a Subsequent Acquisition Transaction or another alternative transaction.

Forward-looking information is based on current expectations, estimates, forecasts and projections as well as beliefs and assumptions made by the Offeror and Zijin Mining. Forward-looking information is based on various factors and assumptions including, without limitation, the expectations and beliefs of management that the Offeror will be successful in acquiring 100% of the issued and outstanding Nevsun Shares, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived, the price of metals, anticipated costs and the ability to achieve goals. Many of these assumptions are based on factors and events that are not within the control of the Offeror or Zijin Mining and there is no assurance they will prove to be correct. Although the Offeror and Zijin Mining believe that the expectations reflected in the forward-looking information and forward-looking statements contained herein are reasonable, such information and statements, by their nature, involve risks and uncertainties and are not guarantees of future performance.

Forward-looking information and forward-looking statements are subject to a variety of known and unknown risks and uncertainties, and ultimately, actual events or results may differ materially from those reflected in the forward-looking information and forward-looking statements. Risks and uncertainties that may impact forward-looking information and forward-looking statements include, without limitation, the ultimate outcome of any possible transaction between the Offeror, Zijin Mining and Nevsun, including: actions taken by Nevsun or by security holders of Nevsun in respect of the Offer, that the conditions of the Offer may not be satisfied or waived by the Offeror at the expiry of the Offer period, the ability of the Offeror to acquire 100% of the Nevsun Shares through the Offer, a Compulsory Acquisition, a Subsequent Acquisition Transaction or another alternative transaction, the ability to obtain Regulatory Approvals and meet other closing conditions to any possible transaction, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Offer transaction or any subsequent transaction, competitive responses to the announcement or completion of the Offer, unexpected costs, liabilities, charges or expenses resulting from the Offer, including with respect to transfer taxes, litigation relating to the Offer, any changes in general economic and/or industry-specific conditions, industry risk, geopolitical risk, including but not limited to legislative or regulatory changes, Nevsun’s structure and its tax treatment, obtaining necessary approvals, interest rates, dependence on skilled staff, labour or community opposition to the transaction and/or other disruptions, government opposition, changes in capital or securities markets and that there are no inaccuracies or material omissions in Nevsun’s publicly available information, and that Nevsun has not disclosed events which may have occurred or which may affect the significance or accuracy of such information.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Offeror has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, forecast or intended. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Accordingly, there can be no assurance that forward-looking information will prove to be accurate, and so readers are advised not to place undue reliance on forward-looking information. The forward-looking information contained herein speaks only as of the date of the Offer and Circular. Neither the Offeror nor Zijin Mining undertake to update such forward-looking information unless required under Laws.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a foreign issuer. The Offer is subject to Canadian disclosure requirements and Shareholders should be aware that these disclosure requirements are different from those of the United States.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Nevsun, the Offeror and Zijin Mining are located in a foreign country, and that some or all of their officers and directors are residents of a foreign country. In addition, it may be difficult for Shareholders in the United States to enforce their rights and any claims they may have arising under United States federal and state securities laws since each of the Offeror and Nevsun is a corporation existing under the laws of British Columbia, Canada and Zijin Mining is a corporation existing under the laws of the People’s Republic of China; some or all of the officers and directors of each of the Offeror, Zijin Mining and Nevsun reside outside the United States; and all or a substantial portion of the assets of the Offeror, Zijin Mining and Nevsun are located outside the United States. Shareholders may not be able to sue the Offeror, Zijin Mining, Nevsun or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgement of a United States court.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates may, directly or indirectly, bid for or make purchases of Nevsun Shares, or other securities of Nevsun, in each case, as permitted by applicable Law or regulations.

Nevsun shareholders in the United States should be aware that the disposition of Nevsun Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Circular, and “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular.

INFORMATION CONCERNING NEVSUN

Except as otherwise indicated, the information concerning Nevsun contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with the securities regulatory authorities in Canada and other public sources at the time of the Offer. Although the Offeror, or Zijin Mining, has no knowledge that would indicate that any statements contained herein concerning Nevsun taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, nor Zijin Mining, nor any of their directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of the Nevsun financial statements, or for any failure by Nevsun to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or Zijin Mining.

Terms used but not otherwise defined herein are defined in the accompanying Glossary.

v

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions that you, as a shareholder of Nevsun, may have and the Offeror’s and Zijin Mining’s answers to those questions. The information contained in these questions and answers is a summary only and is not meant to be a substitute for the more detailed description and information contained elsewhere in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders are urged to read the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Terms defined in the Glossary and not otherwise defined in these questions and answers have the respective meanings given to them in the Glossary, unless the context otherwise requires. Cross references have been included in these questions and answers to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below.

Except as otherwise indicated, the information concerning Nevsun contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with the securities regulatory authorities in Canada and other public sources at the time of the Offer. Although the Offeror, or Zijin Mining, has no knowledge that would indicate that any statements contained herein concerning Nevsun taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, nor Zijin Mining, nor any of their directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of the Nevsun financial statements, or for any failure by Nevsun to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or Zijin Mining.

WHAT IS THE OFFER?

The Offeror is offering, subject to the terms and conditions set forth in the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, C$6.00 in cash for each Nevsun Share.

A Shareholder depositing their Nevsun Shares will be deemed to have deposited any associated rights issued under the Shareholder Rights Plan of Nevsun. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The Offer represents a premium of 21% to the closing price of Nevsun Shares on the TSX on Tuesday, September 4, 2018. The cash consideration of C$6.00 per share is C$1.25 per share, or 26%, more than the C$4.75 per share hostile bid for Nevsun launched by Lundin Mining on July 26, 2018. In addition, the Offer represents a premium of 57% over Nevsun’s closing price of C$3.82 on May 7, 2018, the day Lundin Mining first publicly announced its desire to acquire Nevsun.

See “The Offer” in Section 1 of the Offer.

WHO IS OFFERING TO PURCHASE MY NEVSUN SHARES?

The Offeror, meaning 1178180 B.C. Ltd., a wholly-owned subsidiary of Zijin Mining, is making the Offer, and was incorporated for the sole purpose of making the Offer. The Offeror is a corporation organized under the Laws of British Columbia. The Offeror’s registered office is located at 2900 - 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Zijin Mining is a diversified mining company principally engaged in the exploration, mining, smelting and sale of gold, copper and other metal minerals and is one of the largest gold producers, the largest zinc producer, the second largest mined-copper producer, and an important tungsten and iron ore producer in the People’s Republic of China. Zijin Mining currently has a presence in China, Australia, South Africa, Peru, Russia, Papua New Guinea, Tajikistan, Kyrgyzstan and the Democratic Republic of Congo. Zijin Mining is dual-listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange with a current market capitalization of approximately US$10 billion.

See “The Offeror” in Section 1 of the Circular.

WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?

The Offeror is offering to purchase all of the issued and outstanding Nevsun Shares (including any Nevsun Shares to be issued upon exercise, exchange or conversion of the Convertible Securities), together with any associated SRP Rights, meaning those rights issued under the Shareholder Rights Plan of Nevsun dated June 8, 2011. As of September 13, 2018, there were 302,592,672 Nevsun Shares issued and outstanding and 309,749,905 Nevsun Shares on a fully-diluted basis. The Offer includes Nevsun Shares that may become outstanding after the date of this Offer, but before the expiration of the Offer, upon exercise, conversion or exchange of any Convertible Securities. The Offer is not being made for any Convertible Securities or other rights to acquire Nevsun Shares.

Based on the above information, the Offeror understands that, assuming the exercise of all Convertible Securities, 309,749,905 Nevsun Shares would be subject to the Offer.

See “The Offer” in Section 1 of the Offer.

WHY ARE YOU MAKING THIS OFFER?

Zijin Mining continually reviews its position in light of the changing competitive environment in its industry, with the objective of identifying strategic alternatives and other opportunities, including business combination transactions, joint ventures and other commercial transactions, that may be available to complement Zijin Mining’s businesses, support its corporate strategy and enhance shareholder value.

Prior to the commencement of the Offer, Zijin Mining and Nevsun engaged in constructive discussions regarding the potential of either entering into a strategic partnership or Zijin Mining acquiring an equity interest in Nevsun. Following the announcement of the hostile takeover bid initiated by Lundin Mining, Zijin Mining and Nevsun commenced negotiations regarding and subsequently entered into (i) the Pre-Acquisition Agreement, whereby the Nevsun Board of Directors has unanimously agreed to recommend to the Shareholders to accept and tender their shares to the Offer, and reject the Lundin Mining Offer, and (ii) Lock-Up Agreements, whereby the Locked-Up Shareholders agreed to deposit and not withdraw, subject to certain conditions, their Nevsun Shares, representing 2.08% of the issued and outstanding Nevsun Shares, to the Offer.

The Offeror is making the Offer because it wants to acquire control of, and ultimately the entire equity interest in, Nevsun. If the Offeror completes the Offer but does not then own 100% of the Nevsun Shares, the Offeror will acquire any Nevsun Shares not deposited to the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

See “Background to the Offer” in Section 3 of the Circular, “Reasons to Accept the Offer” in Section 4 of the Circular, “Purpose of the Offer” in Section 6 of the Circular, and “Acquisition of Nevsun Shares Not Deposited Under the Offer” in Section 15 of the Circular.

DO YOU HAVE THE RESOURCES TO PAY FOR THE SHARES?

Yes. The Offer is not subject to any financing conditions. The Offeror will fund the Offer, related expenses associated with the Offer, and the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, out of the cash consideration from the proceeds of the CCBC Facility (as defined below) and the Bank of China Facility (as defined below). See “Source of Funds” in Section 8 of the Circular.

IS THE OFFEROR’S OR ZIJIN MINING’S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY SHARES?

No. The Offeror and Zijin Mining believe that neither the Offeror’s nor Zijin Mining’s financial condition is material to a Shareholder’s decision whether to deposit Nevsun Shares under the Offer because: (a) cash is the only consideration that will be paid to Shareholders in connection with the Offer; and (b) the Offeror is offering to purchase all of the outstanding Nevsun Shares in the Offer.

WHY ACCEPT THE OFFER?

The Offeror and Zijin Mining believe that the Offer is compelling, and represents a superior alternative to the Lundin Mining Offer, for the following reasons:

(a)                                 Compelling Premium. The Offer represents a premium of 21% to the closing price of Nevsun Shares on the TSX on Tuesday, September 4, 2018. The cash consideration of C$6.00 per share is C$1.25 per share, or 26%, more than the C$4.75 per share hostile bid for Nevsun launched by Lundin Mining on July 26, 2018. In addition, the Offer represents a premium of 57% over Nevsun’s closing price of C$3.82 on May 7, 2018, the day Lundin Mining first publicly announced its desire to acquire Nevsun.

(b)                                 Unanimous Recommendation of the Nevsun Board of Directors. The Nevsun Board of Directors has unanimously approved and recommended that Shareholders accept the Offer and reject the Lundin Mining Offer.

(c)                                  Support of Shareholders. Certain Shareholders, including all of the senior officers and directors of Nevsun, have entered into Lock-Up Agreements pursuant to which they have agreed to deposit to the Offer all Nevsun Shares held by them, representing approximately 2.08% of the issued and outstanding Nevsun Shares on a fully diluted basis, subject to certain terms and conditions of such agreements.

(d)                                 Liquidity and Certainty of Value. The Offer provides a compelling liquidity event and an opportunity for Shareholders to realize cash proceeds and certainty of value for their entire investment.

(e)                                  Project Execution and Development Risk. The Offeror believes that the Offer provides Shareholders with the value inherent in the Timok Project and other Nevsun assets, without the long term risks associated with development and execution. Given the financial prospects of the Timok Project and the region more broadly, Zijin Mining sees potential for the ultimate development of a Serbian copper belt with potential for significant value creation.

See “Reasons to Accept the Offer” in Section 4 of the Circular.

WHAT DOES THE NEVSUN BOARD THINK OF THE OFFER?

The Nevsun Board of Directors has unanimously determined that the Offer is in the best interest of Nevsun and is fair, from a financial point of view, to the Shareholders (other than Zijin Mining, Lundin Mining and their respective affiliates). The Nevsun Board of Directors unanimously recommends that Shareholders accept the Offer.

HOW DO I PROCEED IF I HAVE ALREADY DEPOSITED MY NEVSUN SHARES TO THE LUNDIN MINING OFFER?

You can withdraw your Nevsun Shares at any time before your Nevsun Shares have been taken up by Lundin Mining pursuant to the Lundin Mining Offer. The Lundin Mining Offer is currently scheduled to expire on November 9, 2018. If you have already tendered your shares to the Lundin Mining Offer, you can withdraw your shares by contacting your broker or D.F. King at 1-866-822-1238 toll free in North America or inquiries@dfking.com

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on December 28, 2018 or such earlier or later time during which Nevsun Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter, including:

(a)                                 Shareholders must validly tender and not withdraw before the expiration of the Offer that number of Nevsun Shares that would represent more than 50% of the total number of outstanding Nevsun Shares (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror, Zijin Mining or any Person acting jointly or in concert with the Offeror). This condition cannot be waived by the Offeror.

(b)                                 The Pre-Acquisition Agreement shall not have been terminated in accordance with its Terms.

(c)                                  Certain Regulatory Approvals having been obtained and/or waiting periods expired that the Offeror considers necessary or desirable in connection with the Offer.

(d)                                 There not having occurred, prior to the Expiry Date, a Material Adverse Effect with respect to Nevsun.

The Offer is subject to certain other conditions in addition to those listed above. A more detailed discussion of the conditions to the consummation of the Offer can be found in “Conditions to the Offer” in Section 4 of the Offer. The Offer is not subject to any financing condition.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

You have until the Expiry Time, meaning 5:00 p.m. (Toronto time), on December 28, 2018, to tender to the Offer, unless the Offer is accelerated, extended or withdrawn. In accordance with Law, if not withdrawn, the Offeror will extend the Offer for an additional period of 10 days following the Expiry Date and may extend the Offer for one or more Optional Extension Periods.

See “Time for Acceptance” in Section 2 of the Offer.

CAN YOU EXTEND THE OFFER?

Yes. The Offeror may elect, in its sole discretion, to extend the Offer from time to time prior to the Expiry Date or prior to the expiry of any extension thereof.

In accordance with Law, if the Offeror is obligated to take up the Nevsun Shares deposited at the initial Expiry Date, it will extend the period during which Nevsun Shares may be deposited under the Offer for a 10-day Mandatory Extension Period following the Expiry Date and may extend the deposit period after such 10-day Mandatory Extension Period for one or more Optional Extension Periods. If the Offeror extends the Offer, it will notify the Depositary and publicly announce such extension or acceleration and, if required by Law, mail you a copy of the notice of variation.

See “Variation or Change of the Offer” in Section 5 of the Offer.

HOW DO I ACCEPT THE OFFER AND TENDER MY NEVSUN SHARES?

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal, and deposit it, together with certificate(s) or DRS Statement(s) representing their Nevsun Shares at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are contained in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery. Shareholders whose Nevsun Shares are held in an account with a broker, investment dealer, bank, trust company or other Intermediary should contact their representative if they wish to accept the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Nevsun Shares directly to the Depositary. However, a broker or other Intermediary through whom you own your Nevsun Shares may charge a fee to deposit Nevsun Shares on your behalf. You should consult your broker or other Intermediary to determine whether any charges will apply.

Shareholders are invited to contact the Depositary or D.F. King at 1-866-822-1238 toll free in North America or inquiries@dfking.com for further information regarding how to accept the Offer.

See “Manner of Acceptance” in Section 3 of the Offer.

IF I ACCEPT THE OFFER, WHEN WILL I RECEIVE THE OFFER CONSIDERATION?

If the conditions of the Offer are satisfied or waived, and if the Offeror consummates the Offer and takes up your Nevsun Shares, the consideration for the Nevsun Shares you tendered will be delivered to the Depositary as representative for you as a registered Shareholder or your nominee as soon as practicable and in any event no later than three Business Days after the Nevsun Shares are taken up.

In accordance with Law, if the Offeror is obligated to take up such Nevsun Shares, the Offeror will extend the period during which Nevsun Shares may be deposited under the Offer for the 10-day Mandatory Extension Period following the initial Expiry Date and may extend the deposit period for Optional Extension Periods. The Offeror will immediately take up and promptly pay for Nevsun Shares deposited under the Offer during the 10-day Mandatory Extension Period and any Optional Extension Period.

See “Take Up and Payment for Deposited Nevsun Shares” in Section 6 of the Offer.

CAN I WITHDRAW MY PREVIOUSLY TENDERED NEVSUN SHARES?

Yes. You may withdraw Nevsun Shares previously tendered by you at any time (i) before Nevsun Shares deposited under the Offer are taken up by the Offeror, (ii) if your Nevsun Shares have not been paid for by the Offeror within three Business Days after having been taken up by the Offeror, and (iii) in certain other circumstances.

See “Withdrawal of Deposited Nevsun Shares” in Section 7 of the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED NEVSUN SHARES?

To withdraw Nevsun Shares that have been tendered, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Nevsun Shares. Alternatively, if Nevsun Shares have been deposited pursuant to the procedures for book-entry transfer, as set out under Section 3 of the Offer, “Manner of Acceptance - Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS, to be credited with the withdrawn Nevsun Shares and otherwise comply with the procedures of CDS.

See “Withdrawal of Deposited Nevsun Shares” in Section 7 of the Offer.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY NEVSUN SHARES?

If the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Nevsun Shares validly deposited under the Offer, the Offeror intends to acquire any Nevsun Shares not deposited under the Offer: (i) by Compulsory Acquisition, if at least 90% of the outstanding Nevsun Shares are validly tendered under the Offer and not withdrawn; or (ii) by a Subsequent Acquisition Transaction on the same terms as such Nevsun Shares were acquired under the Offer, if a Compulsory Acquisition is not available or if the Offeror decides not to proceed with a Compulsory Acquisition.

See “Purpose of the Offer” in Section 6 of the Circular and “Acquisition of Nevsun Shares Not Deposited Under the Offer” in Section 15 of the Circular.

FOLLOWING THE OFFER, WILL NEVSUN CONTINUE AS A PUBLIC COMPANY?

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction is successful, among other things:

(a)                                 the Offeror will own all of the equity interests in Nevsun and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership; and

(b)                                 Nevsun will no longer be publicly traded and Nevsun will no longer file periodic reports (including, without limitation, financial information) with any securities regulatory authorities.

The purchase of Nevsun Shares by the Offeror pursuant to the Offer will reduce the number of Nevsun Shares that might otherwise trade publicly as well as the number of holders of Nevsun Shares and, depending on the number of Shareholders depositing and the number of Nevsun Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining Nevsun Shares held by the public.

The rules and regulations of the TSX and the NYSE MKT establish certain criteria which, if not met, could lead to the delisting of the Nevsun Shares from such exchanges. Among such criteria are the number of holders of Nevsun Shares, the number of Nevsun Shares publicly held and the aggregate market value of the Nevsun Shares publicly held. If a sufficient number of Nevsun Shares are purchased under the Offer, the Nevsun Shares may fail to meet the criteria for continued listing on the TSX and the NYSE MKT and, in that event, the Nevsun Shares may be delisted from the TSX and the NYSE MKT after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

See “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure” in Section 13 of the Circular.

WILL I HAVE THE RIGHT TO HAVE MY NEVSUN SHARES APPRAISED?

The completion of a Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Nevsun Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Nevsun Shares.

See “Acquisition of Nevsun Shares Not Deposited Under the Offer” in Section 15 of the Circular.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

Registered Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Nevsun Shares directly to the Depositary. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

See “Depositary” in Section 21 of the Circular.

WHAT IS THE MARKET VALUE OF MY NEVSUN SHARES AS OF A RECENT DATE?

On September 4, 2018, the closing price of the Nevsun Shares on the TSX was C$4.94.

The Offer represents a premium of 21% to the closing price of Nevsun Shares on the TSX on Tuesday, September 4, 2018. The cash consideration of C$6.00 per share is C$1.25 per share, or 26%, more than the C$4.75 per share hostile bid for Nevsun launched by Lundin Mining on July 26, 2018. In addition, the Offer represents a premium of 57% over Nevsun’s closing price of C$3.82 on May 7, 2018, the day Lundin Mining first publicly announced its desire to acquire Nevsun.

See “Information Concerning the Nevsun Shares” in Section 12 of the Circular.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

A Resident Holder who disposes of Nevsun Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received under the Offer, net of any reasonable costs of disposition, exceeds (or is exceeded by) the aggregate adjusted cost base to the Resident Holder of those Nevsun Shares immediately before the disposition.

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Nevsun Shares pursuant to the Offer, unless the Nevsun Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is a very brief summary of certain principal Canadian federal income tax considerations and is qualified in its entirety by Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of the Nevsun Shares under the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

HOW WILL U.S. HOLDERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

A U.S. Holder will recognize capital gain or loss on the disposition of Nevsun Shares pursuant to the Offer equal to the difference between the amount of cash received (determined in U.S. dollars as described below) and such U.S. Holder’s adjusted tax basis in such Nevsun Shares. Such gain or loss generally will be long-term capital gain or loss if the Nevsun Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.

The foregoing is a very brief summary of certain principal United States federal income tax considerations and is qualified in its entirety by Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of the Nevsun Shares under the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

WHOM CAN I CALL WITH QUESTIONS?

You can call or email the Information Agent if you have questions or requests for additional copies of the Offer and Circular.

North American Toll Free: 1-866-822-1238

Outside North America: 1-212-771-1133

Email: inquiries@dfking.com

THE OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer have the respective meanings given to them in the accompanying Glossary.

TO: THE SHAREHOLDERS OF NEVSUN RESOURCES LTD.	September 14, 2018

1.                                      The Offer

The Offer is made by 1178180 B.C. Ltd. (the “Offeror”), a wholly-owned subsidiary of Zijin Mining Group Co. Ltd. (“Zijin Mining”).

The Offeror hereby offers to purchase, on and subject to the terms and conditions set forth in the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, all of the issued and outstanding Nevsun Shares, together with any associated SRP Rights, including Nevsun Shares that may become issued and outstanding after the date of the Offer, but prior to the Expiry Time, upon the exercise, conversion or exchange of Convertible Securities, at a price of C$6.00 in cash per Nevsun Share.

Nevsun has announced that the Nevsun Board of Directors has: (i) approved the Offer and the Pre-Acquisition Agreement; (ii) determined that the Offer is in the best interests of the Shareholders; and (iii) recommended that the Shareholders accept the Offer and reject the Lundin Mining Offer.

The Offer represents a premium of 21% to the closing price of Nevsun Shares on the TSX on Tuesday, September 4, 2018. The cash consideration of C$6.00 per share is C$1.25 per share, or 26%, more than the C$4.75 per share hostile bid for Nevsun launched by Lundin Mining on July 26, 2018. In addition, the Offer represents a premium of 57% over Nevsun’s closing price of C$3.82 on May 7, 2018, the day Lundin Mining first publicly announced its desire to acquire Nevsun.

The Offer is made only for Nevsun Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to Laws, exercise, convert or exchange the Convertible Securities in order to obtain certificate(s) or DRS Statement(s) representing Nevsun Shares and deposit those Nevsun Shares under the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holders of such Convertible Securities will have Nevsun Share certificate(s) or DRS Statement(s) representing the Nevsun Shares issuable upon such exercise, conversion or exchange in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

Shareholders who have deposited Nevsun Shares will be deemed to have deposited the SRP Rights associated with such Nevsun Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The obligation of the Offeror to take up and pay for Nevsun Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Shareholders who do not deposit their Nevsun Shares under the Offer will not be entitled to any appraisal rights. However, any such holders who dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction will have certain rights to seek a judicial determination of the fair value of their Nevsun Shares. See Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”.

Registered Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary should immediately contact such Intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other Intermediaries promptly if they wish to tender.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

As of September 13, 2018, there were 302,592,672 Nevsun Shares outstanding and 309,749,905 Nevsun Shares outstanding on a fully-diluted basis.

2.                                      Time for Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at the Expiry Time, meaning 5:00 p.m. (Toronto time) on December 28, 2018, or such earlier or later time or times and date or dates which may be established by the Offeror in accordance with Section 5 of the Offer, “Variation or Change of the Offer”, unless withdrawn by the Offeror.

The Offeror will not amend the Offer to cause the Expiry Time to occur earlier than 35 days following the date of the Offer. If the Statutory Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived at the expiry of the initial deposit period, such that the Offeror takes up the Nevsun Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Nevsun Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement, being the Mandatory Extension Period. See Section 5 of the Offer, “Variation or Change of the Offer”.

3.                                      Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on PINK paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)                                 certificate(s) or DRS Statement(s) representing the Nevsun Shares and associated SRP Rights, if applicable, in respect of which the Offer is being accepted;

(b)                                 a properly completed and duly executed Letter of Transmittal, in the form accompanying the Offer, in accordance with the rules and instructions set out in such Letter of Transmittal, with signature guarantee(s), if required; and

(c)                                  any other relevant documents required by the rules and instructions set out in the Letter of Transmittal.

The signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution) if it is signed by a Person other than the registered owner(s) of the Nevsun Shares being deposited, or if the Nevsun Shares not purchased are to be returned to a Person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Nevsun, or if payment is to be issued in the name of a Person other than the registered owner(s) of the Nevsun Shares being deposited. If a Letter of Transmittal is executed by a Person other than the registered holder of the Nevsun Shares represented by the certificate(s) or DRS Statement(s) deposited therewith, then the certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Nevsun Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Book-Entry Transfer”.

Book-Entry Transfer

The Offeror understands that CDS and DTC will be issuing instructions to their participants as to the method of depositing such Nevsun Shares under the terms of the Offer. Shareholders wishing to accept the Offer whose Nevsun Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other Intermediary for assistance in depositing their Nevsun Shares.

Beneficial Shareholders who hold their shares through a bank, brokerage firm, or other nominee may accept the Offer by following the procedures for a book-entry transfer established by their Intermediary through CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Nevsun Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Nevsun Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of Nevsun Shares under the Offer.

Beneficial Shareholders who, through their Intermediary and respective CDS Participant, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

Beneficial Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as defined below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Nevsun Shares by their Intermediary into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Nevsun Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and duly executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Nevsun Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant or Intermediary and that the Offeror may enforce such agreement against such participant.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Nevsun Shares pursuant to the Offer and: (i) the certificate(s) or DRS Statement(s) representing such Nevsun Shares is/are not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s), DRS Statement(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Nevsun Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)                                 the deposit is made by or through an Eligible Institution;

(b)                                 a properly completed and duly executed Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying this Offer and Circular, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario as specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)                                  the certificate(s) or DRS Statement(s) representing all Deposited Nevsun Shares and associated SRP Rights in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required in accordance with the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Nevsun Shares and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or couriered or mailed to the Depositary at the applicable address specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) or DRS Statement(s) representing the Nevsun Shares and any associated SRP Rights and all other required documents to an address other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Notices of Guaranteed Delivery submitted through CDSX will be received and accepted once the Nevsun Shares are available and within two trading days after expiry.

The method of delivery of certificates or DRS Statements representing Nevsun Shares and any associated SRP Rights, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Person depositing such documents. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

The acceptance of the Offer pursuant to the procedures set forth above will constitute a binding agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

The Offeror will, in its sole discretion, be entitled to determine finally all questions relating to acceptances of the Offer and to the withdrawal of Nevsun Shares deposited thereunder, including, without limitation, the validity, form, eligibility, timely receipt, acceptance and effect of any deposit of Nevsun Shares and/or withdrawal of Nevsun Shares and the propriety of the completion and execution of any Letter of Transmittal or Notice of Guaranteed Delivery. By accepting the Offer, depositing Shareholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Nevsun Shares or by any particular Shareholder. None of the Offeror, the Depositary or any other Person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Shareholders whose Nevsun Shares are registered in the name of an Intermediary and who wish to accept the Offer should contact their Intermediary for assistance in depositing the Nevsun Shares under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Nevsun Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Nevsun Shares covered by the Letter of Transmittal or book-entry transfer (the “Deposited Nevsun Shares”) and in and to all rights and benefits arising from such Deposited Nevsun Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests including SRP Rights which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Nevsun Shares or any of them on and after the date of the Offer including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”).

Power of Attorney

The execution of the Letter of Transmittal or Notice of Guaranteed Delivery (or, in the case of Nevsun Shares deposited by book-entry transfer, by the making of a book-entry transfer) irrevocably constitutes and appoints effective at and after the time that the Offeror takes up the Deposited Nevsun Shares (the “Effective Time”), each director and officer of the Offeror and any other Person designated by the Offeror in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Nevsun Shares (which Deposited Nevsun Shares upon being taken up are, together with any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution and re-substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)                                 register or record the transfer and/or cancellation of such Purchased Securities on the appropriate registers maintained by or on behalf of Nevsun;

(b)                                 whether or not such shares are registered in the Offeror’s name, vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any and all of such Purchased Securities, revoke any such instrument, authorization or consent previously given, or designate in any such instrument, authorization, requisition, resolution, consent or direction, any Person or Persons as the proxy of such Shareholder or proxy nominee or nominees of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Nevsun;

(c)                                  execute, endorse and negotiate for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, a holder of such Purchased Securities and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of such Shareholder in respect of such Distributions for all purposes;

(d)                                 exercise any rights of a holder of Purchased Securities with respect to such Purchased Securities; and

(e)                                  execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities to the Offeror, all as specified in the Letter of Transmittal or Notice of Guaranteed Delivery.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Nevsun Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Nevsun Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Nevsun Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Nevsun Shares”.

A Shareholder who executes a Letter of Transmittal agrees, effective on and after the date the Offeror takes up and pays for Purchased Securities, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Nevsun Shares or holders of Distributions and not to exercise any or all of the other rights or privileges attached to the Purchased Securities and agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities. A Shareholder who executes a Letter of Transmittal also agrees to designate in such instruments of proxy the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

Further Assurances

A Shareholder who executes a Letter of Transmittal agrees in the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Depositing Shareholders’ Representations and Warranties

All Shareholders depositing Nevsun Shares pursuant to the Offer must have full power and authority to deposit, sell, assign and transfer the Nevsun Shares to the Offeror. Shareholders depositing Nevsun Shares pursuant to the Offer must have good title to their Nevsun Shares free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons.

The acceptance of the Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (i) the Person signing the Letter of Transmittal, or on whose behalf a book-entry transfer is made, has full power and authority to deposit, sell, assign and transfer the Deposited Nevsun Shares and Distributions being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Nevsun Shares and Distributions (or interests therein) to any other Person; (ii) such Shareholder depositing the Deposited Nevsun Shares (and any Distributions), or on whose behalf such Nevsun Shares (and any Distributions) are being deposited, has good title to and is the beneficial owner of the Nevsun Shares (and any Distributions) being deposited within the meaning of Applicable Securities Laws; (iii) the deposit of such Deposited Nevsun Shares (and any Distributions) complies with Applicable Securities Laws; and (iv) when such Deposited Nevsun Shares are taken up and paid for by the Offeror, the Offeror will acquire good title to the Nevsun Shares (and any Distributions) free and clear of all security interests, liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons.

4.                                      Conditions of the Offer

Notwithstanding any other provision of the Offer, the Pre-Acquisition Agreement, and subject to Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Variation or Change of the Offer”, the Offeror will not take up, purchase or pay for, any Nevsun Shares unless, at the Expiry Time, or such earlier or later time during which Nevsun Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter, there shall have been validly deposited under the Offer and not withdrawn that number of Nevsun Shares, together with any associated SRP Rights, that constitutes more than 50% of the outstanding Nevsun Shares, excluding any Nevsun Shares beneficially owned, or over which control or direction is exercised, by the Offeror, Zijin Mining or by any Person acting jointly or in concert with the Offeror (the “Statutory Minimum Condition”). In the event that the Statutory Minimum Condition is not satisfied, the Offeror will have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The Statutory Minimum Condition cannot be waived by the Offeror.

In addition, notwithstanding any other provision of the Offer, the Pre-Acquisition Agreement, and subject to Law, the Offeror shall have the right to withdraw the Offer and not take up or pay for any Nevsun Shares deposited under the Offer, if the following conditions are not satisfied or waived by the Offeror in whole or in part at or prior to the Expiry Time or such earlier or later time during which Nevsun Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter:

(a)                                 there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which represents, together with the Shares held directly or indirectly by the Offeror and any of its affiliates, at least 66 2/3% of the outstanding Shares (on a fully diluted basis), together with any associated SRP Rights (the “Minimum Tender Condition”);

(b)                                 the Pre-Acquisition Agreement shall not have been terminated in accordance with its terms;

(c)                                  no decision, order, ruling or injunction of a Governmental Entity shall be in effect and no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)                                    preventing or prohibiting the ability of the Offeror to proceed with, make or maintain the Offer or to take up and pay for the Nevsun Shares deposited under the Offer or to consummate any Compulsory Acquisition or Subsequent Acquisition Transaction;

(ii)           to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Nevsun Shares, the right of the Offeror to own or exercise full rights of ownership of the Nevsun Shares or consummate a Compulsory Acquisition or Subsequent Acquisition Transaction;

(iii)          which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect with respect to Nevsun; or

(iv)          which would materially and adversely affect the ability of the Offeror to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction and/or taking up and paying for any Nevsun Shares deposited under the Offer;

(d)                                 with respect to an Eritrean Governmental Entity, no act, action, suit, demand, proceeding, objection or opposition shall have been commenced, taken, threatened or be pending before or by any Eritrean Governmental Entity, whether or not having the force of law:

(i)                                    which prevents, prohibits or negatively impacts the ability of the Offeror to proceed with, make or maintain the Offer or to take up and pay for the Nevsun Shares deposited under the Offer or to consummate any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(ii)           which would have a Material Adverse Effect on Nevsun or the Bisha Project;

(e)                                  there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Nevsun Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)                                   the Regulatory Approvals shall have been obtained on terms and conditions satisfactory to the Offeror acting reasonably;

(g)                                  no Material Adverse Effect shall have occurred since the date of the Pre-Acquisition Agreement;

(h)                                 Nevsun shall have complied in all material respects with each of its covenants and obligations under the Pre-Acquisition Agreement to be complied with at or prior to the Expiry Time and all representations and warranties made by Nevsun in the Pre-Acquisition Agreement shall have been true and correct as of the date of the Pre-Acquisition Agreement and shall be true and correct as at the Expiry Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct as at the Expiry Time, individually or in the aggregate, would not have a Material Adverse Effect in respect of Nevsun (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and

(i)                                     no Nevsun Shares have been taken up under the Lundin Mining Offer (under its current terms and conditions or as such terms and conditions may be modified, amended or varied on or after the date hereof) or under any other take-over bid, tender offer or exchange offer made on or after the date of the Pre-Acquisition Agreement that results in a Person or group of Persons beneficially owning more than one-third of the voting or equity interests of Nevsun or any of its Subsidiaries (including securities convertible into or exercisable or exchangeable for such voting or equity interests).

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions). The Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding for all purposes.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice, or other communication confirmed in writing, by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, promptly after giving any such notice, shall issue and file a press release announcing such waiver or withdrawal, and shall cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders, in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, and shall provide a copy of the aforementioned notice to the TSX and NYSE MKT. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Nevsun Shares deposited under the Offer, and the Depositary will promptly return all documents tendered to the Depositary under the Offer including certificates or DRS Statements representing Deposited Nevsun Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 10 of the Offer, “Return of Nevsun Shares”.

5.                                      Variation or Change of the Offer

The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension or variation in the Offeror’s sole discretion, or as set out below, unless the Offer is withdrawn by the Offeror. In addition, if the Offeror takes up any Nevsun Shares deposited under the Offer at the Expiry Time, the Offer will be extended and remain open for the deposit of Nevsun Shares for not less than 10 days from the date on which Nevsun Shares are first taken up.

Subject to the limitations set out below, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by Law), to vary the Offer (including, without limitation, by extending the Expiry Time or, where permitted by Law, abridging the period during which Nevsun Shares may be deposited under the Offer where permitted by Law).

Under Law, the Offeror is required to allow Nevsun Shares to be deposited under the Offer for an initial deposit period of at least 105 days. The initial deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if Nevsun issues a deposit period news release in respect of either the Offer or another offeror’s take-over bid that is less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if Nevsun issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, the Offeror may vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with Law.

Accordingly, it is open to the Nevsun Board of Directors to agree to an initial deposit period of not less than 35 days. In accordance with the terms of the Pre-Acquisition Agreement, following the receipt of all Regulatory Approvals and with the written consent of the Offeror, the Nevsun Board of Directors shall issue a deposit period news release and the Offeror shall vary the terms of the Offer by abridging the initial deposit period to the shortest possible period that is practicable in the circumstances and is consistent with Law.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied (other than a variation in the terms of the Offer consisting solely of the waiver of a condition in the Offer and any extension of the Offer, other than an extension in respect of the 10-day Mandatory Extension Period, resulting from the waiver), including any reduction of the period during which securities may be deposited under the Offer pursuant to Law, or any extension of the period during which securities may be deposited under the Offer pursuant to Law, and whether or not that variation results from the exercise of any right contained in the Offer, the Offeror will promptly (a) issue and file a news release to the extent and in the manner required by Law, and (b) send a notice of variation in the manner set out in Section 9 of the Offer, “Notices and Delivery”, to every Person to whom the Offer is required to be sent under Law and whose Nevsun Shares were not taken up before the date of the variation. If there is a notice of variation, the period during which Nevsun Shares may be deposited under the Offer must not expire before 10 days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of variation, and the Offeror must not take up Nevsun Shares deposited under the Offer before 10 days after the date of the notice of variation. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by Law as soon as practicable thereafter to Nevsun, the TSX and the securities regulatory authorities, as applicable. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. If the variation consists solely of a waiver of a condition or an extension of the Offer, other than an extension in respect of the mandatory 10-day extension period, the Offeror will promptly issue and file a news release announcing the waiver.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to whom the Offer is being made to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will promptly (a) issue and file a news release of such change to the extent and in the manner required by Law, and (b) send a notice of such change (“Notice of Change”) in the manner set out in Section 9 of the Offer, “Notices and Delivery”, to every Person to whom the Offer was required to be sent and whose Nevsun Shares were not taken up before the date of the change. If the Offeror is required to send a Notice of Change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the Notice of Change, and the Offeror must not take up Nevsun Shares deposited under the Offer before 10 days after the date of the Notice of Change. In addition, the Offeror will file a copy of such Notice of Change and will provide a copy of such notice in the manner required by Law as soon as practicable thereafter to Nevsun, the TSX and the securities regulatory authorities, as applicable. Any Notice of Change will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any extension or in the event of any variation of the Offer or change in information, all Nevsun Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof. An extension of the Expiry Time of the Offer, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

Notwithstanding the foregoing, but subject to Law, the Offeror may not make a variation in the terms of the Offer, other than a variation to extend the time during which Nevsun Shares may be deposited under the Offer or a variation to increase the consideration for the Nevsun Shares, after the Offeror becomes obligated to take up Nevsun Shares deposited under the Offer. If the consideration being offered for the Nevsun Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Nevsun Shares are taken up under the Offer, whether or not such Nevsun Shares were taken up before the increase.

6.                                      Take Up and Payment for Deposited Nevsun Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will immediately take up the Nevsun Shares validly deposited under the Offer and not withdrawn. The Offeror will pay for the Nevsun Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Nevsun Shares.

In accordance with Law, if the Offeror is obligated to take up such Nevsun Shares, the Offeror will extend the period during which Nevsun Shares may be deposited under the Offer for an additional period of at least 10 days following the expiry of the initial deposit period (the “Mandatory Extension Period”) and may extend the deposit period after expiration of the Optional Extension Periods. The Offeror will take up and pay for Nevsun Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period not later than 10 days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Nevsun Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to that effect, to the Depositary at its principal office in Toronto, Ontario.

Subject to Law, the Offeror expressly reserves the right in its sole discretion to, on, or after the Expiry Time, terminate or withdraw the Offer and not take up or pay for any Nevsun Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or, where such condition may be waived, is not waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror will not, however, take up and pay for any Nevsun Shares deposited under the Offer unless it simultaneously takes up and pays for all Nevsun Shares then validly deposited under the Offer and not withdrawn.

The Offeror will pay for Nevsun Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by wire transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.

The Depositary will act as the agent of Persons who have deposited Nevsun Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Persons depositing Nevsun Shares.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price for Nevsun Shares purchased by the Offeror to Persons depositing Nevsun Shares, regardless of any delay in making such payment.

Settlement with each Shareholder who has deposited (and not withdrawn) Nevsun Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of C$25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds, or in United States Dollars if the Shareholder elects to receive payment in United States Dollars by checking the appropriate box in the Letter of Transmittal, in the amount to which the Person depositing Nevsun Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Nevsun Shares so deposited. Unless the Person depositing the Nevsun Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Nevsun. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Registered Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

7.                                      Withdrawal of Deposited Nevsun Shares

Except as otherwise provided in this Section 7 or as otherwise required by Law, all deposits of Nevsun Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Law, any Nevsun Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder: (a) at any time before the Nevsun Shares have been taken up by the Offeror; or (b) if the Nevsun Shares have not been paid for by the Offeror within three Business Days after having been taken up by the Offeror.

In addition, if:

(a)                                 there is a variation of the terms of the Offer before the Expiry Time (including any abridgment or extension of the period during which Nevsun Shares may be deposited thereunder or the modification of a term or condition of an Offer, but excluding a variation consisting solely of an increase in the consideration for the Nevsun Shares where the Expiry Time is extended for a period not greater than 10 days after the date of the notice of variation);

(b)                                 there is a variation of the terms of the Offer after the Expiry Time, excluding (i) a variation consisting of either an increase in the consideration for the Nevsun Shares or an extension of the Offer for a period not greater than 10 days from the date of the notice of variation, or (ii) a variation in the terms of the Offer consisting solely of the waiver of one or more conditions of the Offer; or

(c)                                  a Notice of Change in respect of the information contained in the Offer and the accompanying Circular or if any subsequent Notice of Change is delivered to Persons whose Nevsun Shares were not taken up at the date of the occurrence of the change;

then any Deposited Nevsun Shares not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at any time before the expiration of 10 days from the date upon which such Notice of Change is mailed, delivered or otherwise communicated.

Withdrawals of Nevsun Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Nevsun Shares (or the Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (i) must be made by a method that provides the Depositary with a written or printed copy, (ii) must be signed by or on behalf of the Person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Nevsun Shares which are to be withdrawn, and (iii) must specify such Person’s name, the number of Nevsun Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Nevsun Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Nevsun Shares deposited for the account of an Eligible Institution. Any such withdrawal becomes effective on receipt of the notice of withdrawal by the Depository.

If Nevsun Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance - Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Nevsun Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Nevsun Shares or is unable to take up or pay for Nevsun Shares for any reason, then, without prejudice to the Offeror’s other rights, Nevsun Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Nevsun Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to Law.

Withdrawals cannot be rescinded and any Nevsun Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There is no duty or obligation of the Offeror, the Depositary or any other Person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 20 of the Circular, “Statutory Rights”.

8.                                      Market Purchases

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Nevsun Shares by making purchases through the facilities of the TSX and NYSE MKT at any time, and from time to time, prior to the Expiry Time subject to and in accordance with Laws. In no event, however, will the Offeror (or its affiliates) make any such purchases of Nevsun Shares until the third Business Day following the date of the Offer, and the Offeror shall comply with the following requirements under Section 2.2(3) of NI 62-104, and comply with any other Laws (including the U.S. Exchange Act and the rules promulgated thereunder), in the event it decides to make any such purchases:

(a)                                 such intention shall be stated in a news release issued and filed at least one Business Day prior to making such purchases;

(b)                                 the aggregate number of Nevsun Shares beneficially acquired shall not exceed 5% of the outstanding Nevsun Shares as of the date of the Offer, calculated in accordance with Laws;

(c)                                  the purchases shall be made in the normal course through the facilities of the TSX and NYSE MKT;

(d)                                 the Offeror shall issue and file a news release containing the information required under Laws immediately after the close of business of the TSX and NYSE MKT on each day on which Nevsun Shares have been purchased; and

(e)                                  the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Nevsun Shares shall be made by the Offeror or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of NI 62-104 will not be counted in any determination as to whether the Statutory Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell Nevsun Shares taken-up and paid for under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Nevsun Shares after the Expiry Time, subject to Laws and to compliance with Section 2.7(2) of NI 62-104. For the purposes of this Section 8, the “Offeror” includes any Person acting jointly or in concert with the Offeror.

9.                                      Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by Law, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the Shareholders at their respective addresses as shown on the registers maintained by or on behalf of Nevsun in respect of the Nevsun Shares and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by Law, in the event of any interruption of or delay in mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail service following mailing or if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if a summary of the material provisions thereof is (i) given to the TSX and NYSE MKT for dissemination through its facilities, (ii) published once in the National Edition of The Globe and Mail, and in Québec, in Le Devoir, in French, or (iii) given to the MarketWired or Canada Newswire Service for dissemination through their respective facilities.

The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Convertible Securities) by first class mail, postage prepaid, or made in such other manner as is permitted by Law and the Offeror will use its reasonable efforts to furnish such documents to investment dealers, banks and similar Persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Nevsun in respect of the Nevsun Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Nevsun Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a nonregistered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with Law from the Intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to the office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the office at the address indicated on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.                               Return of Nevsun Shares

Any Deposited Nevsun Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal of the Offer, by either (i) sending certificates or DRS Statements representing the Nevsun Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Nevsun, or (ii) in the case of Nevsun Shares deposited by book-entry transfer of such Nevsun Shares pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance - Book-Entry Transfer”, such Nevsun Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

11.                               Changes in Capitalization, Dividends, Distributions and Liens

If, on or after the date of this Offer, Nevsun should divide, reclassify, consolidate, convert, split, combine or otherwise change any of the Nevsun Shares or its capitalization or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such division, reclassification, consolidation, conversion, split, combination or other change. See Section 5 of the Offer, “Variation or Change of the Offer”.

Nevsun Shares and any Distributions acquired by the Offeror pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including but not limited to SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Nevsun Shares, whether or not separated from the Nevsun Shares.

If, on or after the date of the Offer, Nevsun should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Nevsun Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its Intermediary or transferee on the securities register maintained by or on behalf of Nevsun in respect of Nevsun Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (i) in the case of any such cash dividends, distributions or payments that in an aggregate amount do not exceed the purchase price per Nevsun Share payable, the purchase price per Nevsun Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividends, distributions or payments that in an aggregate amount exceeds the purchase price per Nevsun Share payable by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Nevsun Share payable by the Offeror under the Offer), the amount of any excess will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. The Offeror will be entitled to deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

12.                               Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) or DRS Statement(s) for Nevsun Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take Up and Payment for Deposited Nevsun Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Depositary’s Toronto, Ontario office.

13.                               Other Terms of the Offer

The Offeror reserves the right to transfer or assign, in whole or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Nevsun Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of Persons depositing Nevsun Shares to receive prompt payment for Nevsun Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of an Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

No broker, investment dealer or other Person (including the Depositary) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Nevsun Shares.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the rules and instructions contained therein, as applicable, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end, as the case may be, on the next Business Day.

Dated September 14, 2018

1178180 B.C. LTD

By:	(signed) “Cheung Man Fan”
	Name:	Cheung Man Fan
	Title:	Director

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated September 14, 2018 by the Offeror to purchase all of the issued and outstanding Nevsun Shares, together with any associated SRP Rights, including Nevsun Shares that may become outstanding after the date of the Offer but prior to the Expiry Time upon the exercise, conversion or exchange of Convertible Securities. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms defined in the Offer and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offer and the Glossary unless the context otherwise requires.

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought, being the Nevsun Shares, (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror, Zijin Mining or any Person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the Applicable Securities Laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with Applicable Securities Laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

Except as otherwise indicated, the information concerning Nevsun contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with the securities regulatory authorities in Canada and other public sources at the time of the Offer. Although the Offeror, or Zijin Mining, has no knowledge that would indicate that any statements contained herein concerning Nevsun taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, nor Zijin Mining, nor any of their directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of the Nevsun financial statements, or for any failure by Nevsun to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or Zijin Mining.

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

1.                                      The Offeror

The Offeror was incorporated under the BCBCA on September 4, 2018 for the sole purpose of making the Offer, and is a wholly owned subsidiary of Zijin Mining. The Offeror’s registered office is located at 2900 - 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Zijin Mining is a diversified mining company principally engaged in the exploration, mining, smelting and sale of gold, copper and other metal minerals and is one of the largest gold producers, the largest zinc producer, the second largest mined-copper producer, and an important tungsten and iron ore producer in the People’s Republic of China. Zijin Mining currently has a presence in China, Australia, South Africa, Peru, Russia, Papua New Guinea, Tajikistan, Kyrgyzstan and the Democratic Republic of the Congo. Zijin Mining is dual-listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange with a current market capitalization of approximately US$10 billion.

Zijin Mining is also well known for its expertise and innovative approaches in successfully addressing geological, technical and operational challenges. Zijin Mining has strong in-house technical and operational capacity in open-pit mining, underground mining, beneficiation, geological survey, prospecting in the depth and margin of the mine, and smelting and refining gold, copper and other base metals.

2.                                      Nevsun Resources Ltd.

Nevsun was incorporated under the laws of the Province of British Columbia under the Companies Act (British Columbia) on July 19, 1965 under the name “Hogan Mines Ltd.” Since then, it has undergone four name changes, the last of which occurred on December 19, 1991 when it adopted its current name: “Nevsun Resources Ltd.”

Nevsun’s two principal properties are the Timok Project in Serbia, which hosts the copper-gold Cukaru Peki deposit on the Brestovac-Metovnica exploration permit (the “Timok Project”), and the Bisha Property in Eritrea, which hosts the copper-zinc-gold Bisha deposit and includes potential satellite VMS deposits at Harena, Northwest, Hambok and Asheli (the “Bisha Project”).

Nevsun’s head office is located at 1750 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 and its registered and records office is located at 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3.

Nevsun is a reporting issuer in and subject to the information and reporting requirements of the Applicable Securities Laws of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, and the rules of the TSX and the NYSE MKT. In accordance therewith, Nevsun is required to file reports, financial statements and other information with Canadian securities regulators and the TSX and the NYSE MKT relating to its business, financial condition and other matters.

3.                                      Background to the Offer

Zijin Mining continually reviews its position in light of the changing competitive environment in its industry, with the objective of identifying strategic alternatives and other opportunities, including business combination transactions, joint ventures and other commercial transactions, that may be available to complement Zijin Mining’s businesses, support its corporate strategy and enhance shareholder value.

On February 29, 2017, Zijin Mining had an introductory conversation with Nevsun, at which time Zijin Mining was advised that Nevsun was considering certain strategic alternatives.

On September 26, 2017, Zijin Mining and Nevsun met at the Denver Gold Forum, at which time Nevsun confirmed its intention of engaging a strategic partner in an effort to expedite the development of the Timok Project. Zijin Mining and Nevsun discussed the potential of Zijin Mining entering into a strategic partnership with Nevsun by way of certain strategic alternatives, including an acquisition of a 19.9% non-controlling stake in Nevsun (a “Strategic Investment”).

On September 28, 2017, Zijin Mining received Nevsun’s non-disclosure agreement from Nevsun’s financial advisor, BMO Capital Markets (“BMO”). Shortly thereafter Zijin Mining was informed by BMO that Nevsun’s strategic alternatives process had been cancelled.

On February 6, 2018, Nevsun contacted Zijin Mining to restart dialogue regarding a Strategic Investment in Nevsun by Zijin Mining.

On February 27, 2018, Zijin Mining and Nevsun met to discuss the potential of a strategic partnership.

On May 24, 2018, Zijin Mining entered into a confidentiality agreement with Nevsun to further advance discussions of a potential transaction between the two companies.

On May 25, 2018, BMO delivered a strategic investment process letter to Zijin Mining which included an invitation for Zijin Mining to participate in a process for a potential Strategic Investment.

On June 8, 2018, Zijin Mining submitted a non-binding proposal to Nevsun confirming its strong interest in completing a Strategic Investment (the “Initial Proposal”).

On June 15, 2018, BMO, on behalf of Nevsun, responded to the Initial Proposal and invited Zijin Mining to complete its due diligence with a view to submitting a binding proposal with respect to the Strategic Investment. As part of Zijin Mining’s due diligence process, from July 5, 2018 through July 14, 2018, representatives of Zijin Mining conducted site visits at the Timok Project in Serbia and the Bisha Project in Eritrea, and held meetings in Vancouver with members of Nevsun’s management team.

On July 11, 2018, BMO, on behalf of Nevsun, invited Zijin Mining to submit a final binding proposal to make a Strategic Investment in Nevsun. On July 12, 2018, Zijin Mining received a form of investment agreement from Nevsun (the “Investment Agreement”).

On July 16, 2018, Lundin Mining disseminated a press release announcing its intention to make the Lundin Mining Offer. The Lundin Mining Offer was formally made on July 26, 2018.

On July 18, 2018, members of the board of directors of Zijin Mining and Nevsun, and their respective advisors met at Nevsun’s offices in Vancouver, British Columbia to discuss the terms of the Investment Agreement as well as Zijin Mining’s preliminary due diligence review. At this meeting, Nevsun and Zijin Mining also discussed the potential of an opportunity for Zijin Mining to acquire all of the issued and outstanding shares of Nevsun.

On August 7, 2018, Zijin Mining submitted a further proposal to make a Strategic Investment in Nevsun (the “Second Proposal”).

On August 8, 2018, Zijin Mining submitted a non-binding proposal to Nevsun outlining proposed terms for an acquisition by Zijin Mining of all of the issued and outstanding shares of Nevsun through a friendly, board-supported take-over bid (the “Third Proposal”).

Following the submissions of both the Second Proposal and Third Proposal, Zijin Mining continued its due diligence process and commenced discussions with financial institutions to arrange financing.

On August 9, 2018, Nevsun filed a directors’ circular recommending rejection of the Lundin Mining Offer.

On August 14, 2018, Nevsun responded to the Third Proposal and encouraged Zijin Mining to continue moving forward with its due diligence in order to be in a position to enter into a definitive agreement.

From August 29, 2018 through August 31, 2018, Nevsun hosted meetings with Zijin Mining and their respective advisors in Vancouver, British Columbia to, among other things, negotiate the terms of the Pre-Acquisition Agreement and Lock-Up Agreement.

On September 4, 2018, the parties concluded negotiations of the Pre-Acquisition Agreement and Lock-Up Agreements. The Pre-Acquisition Agreement and Lock-Up Agreements were executed on September 4, 2018, following which their execution was publicly announced by way of joint press release disseminated prior to the opening of the NYSE and TSX on September 5, 2018.

On September 14, 2018, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery were delivered to Nevsun and filed with the securities regulatory authorities on SEDAR.

4.                                      Reasons to Accept the Offer

The Offeror believes that the price of C$6.00 cash per Nevsun Share under the Offer is a full and fair price for the Nevsun Shares which it is seeking to purchase. Shareholders should consider a number of factors in making a decision whether to accept the Offer, including:

(a)                                 Compelling Premium. The Offer represents a premium of 21% to the closing price of Nevsun Shares on the TSX on Tuesday, September 4, 2018. The cash consideration of C$6.00 per share is C$1.25 per share, or 26%, more than the C$4.75 per share hostile bid for Nevsun launched by Lundin Mining on July 26, 2018. In addition, the Offer represents a premium of 57% over Nevsun’s closing price of C$3.82 on May 7, 2018, the day Lundin Mining first publicly announced its desire to acquire Nevsun.

(b)                                 Unanimous Recommendation of the Nevsun Board of Directors. The Nevsun Board of Directors has unanimously approved and recommended that Shareholders accept the Offer and reject the Lundin Mining Offer.

(c)                                  Support of Shareholders. Certain Shareholders, including all of the senior officers and directors of Nevsun, have entered into Lock-Up Agreements pursuant to which they have agreed to deposit to the Offer all Nevsun Shares held by them, representing approximately 2.08% of the issued and outstanding Nevsun Shares on a fully diluted basis, subject to certain terms and conditions of such agreements.

(d)                                 Liquidity and Certainty of Value. The Offer provides a compelling liquidity event and an opportunity for Shareholders to realize cash proceeds and certainty of value for their entire investment.

(e)                                  Project Execution and Development Risk. The Offeror believes that the Offer provides Shareholders with the value inherent in the Timok Project and other Nevsun assets, without the long term risks associated with development and execution. Given the financial prospects of the Timok Project and the region more broadly, Zijin Mining sees potential for the ultimate development of a Serbian copper belt with potential for significant value creation.

The foregoing list of factors is not intended to be exhaustive. Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond should consult with their own broker, investment dealer, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. See Section 18 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

5.                                      Agreements Relating to the Offer

Pre-Acquisition Agreement

On September 4, 2018, Zijin Mining and Nevsun entered into the Pre-Acquisition Agreement, which sets out, among other things, the terms and conditions upon which the Nevsun Board of Directors agreed to recommend to Shareholders the acceptance of the Offer. The following is a summary only of the principal terms of the Pre-Acquisition Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of the Pre-Acquisition Agreement. Shareholders are urged to read the complete copy of the Pre-Acquisition Agreement. The Pre-Acquisition Agreement has been filed by Nevsun with the securities regulatory authorities and is available on SEDAR under Nevsun’s profile at www.sedar.com and on EDGAR at www.sec.gov. Capitalized terms used in this section of the Circular that are not defined in the Glossary have the meanings given to such terms in the Pre-Acquisition Agreement.

Endorsement of the Zijin Mining Offer

Nevsun has announced that the Nevsun Board of Directors, after evaluating the Offer in consultation with Nevsun’s external legal and financial advisors and acting upon the recommendation of the Special Committee of the Nevsun Board of Directors, has unanimously determined that the Offer is in the best interests of Nevsun and is fair, from a financial point of view, to the Shareholders (other than Zijin Mining, Lundin Mining and their respective affiliates). Accordingly, the Nevsun Board of Directors has unanimously recommended that the Shareholders accept the Offer. Each of the Locked-Up Shareholders of Nevsun, has entered into a Lock-Up Agreement with Zijin Mining pursuant to which they have agreed to deposit their Securityholder Securities to the Offer and to exercise all Options beneficially owned by the Locked-Up Shareholders and that all such Shares issuable upon the exercise of such Options shall be validly deposited to the Offer.

The Zijin Mining Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Pre-Acquisition Agreement and, provided that all of the conditions of the Offer set forth in Section 4 of the Offer “Conditions of the Offer”, shall have been satisfied or waived at or prior to the Expiry Time. The Offeror has agreed to obtain each of the PRC Approvals by no later than the Outside Date, provided that the Offeror will not be in breach if the failure to obtain the PRC Approvals has been caused by, or is a result of, (i) the occurrence of a Material Adverse Effect, or (ii) a breach by Nevsun of any of its representations or warranties or the failure of Nevsun to perform any of its covenants or agreements under the Pre-Acquisition Agreement and take up and pay for all outstanding Nevsun Shares and any associated SRP Rights validly deposited under the Offer and not properly withdrawn promptly and, in any event, within three business days following the Expiry Time. See Section 6 of the Offer “Take up and Payment for Deposited Nevsun Shares”.

The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior written consent of Nevsun: (i) impose additional conditions to the Offer; (ii) decrease the consideration per Nevsun Share; (iii) decrease the number of Nevsun Shares in respect of which the Offer is made; (iv) change the amount or form of consideration payable under the Offer (other than to increase the total consideration per Nevsun Share and/or add additional forms of consideration); or (v) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition) in a manner that is adverse to the Shareholders.

Nevsun Board of Directors Representation

Promptly following the Effective Time, the Nevsun Board of Directors shall be reconstituted through the resignations of existing directors of Nevsun and the appointment of the Offeror’s nominees in their stead as requested by the Offeror. Nevsun shall, in accordance with the foregoing, and subject to the provisions of applicable Law, assist the Offeror to secure the resignations of such directors of Nevsun to be effective at such time as may be required by the Offeror and to cause the appointment of the Offeror’s nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholders’ meeting.

No Solicitation

Nevsun has agreed that, except as provided in the Pre-Acquisition Agreement, it will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Nevsun or of any of its Subsidiaries: (a) solicit, assist, initiate, encourage or otherwise facilitate (including by way of discussion, negotiation, furnishing or providing copies of, access to, or disclosure of, any confidential information, books or records of Nevsun or any Subsidiary or entering into any form of agreement, arrangement or understanding other than a confidentiality agreement permitted by and in accordance with the Pre-Acquisition Agreement) any offer, proposal, inquiry or expression of interest that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (b) enter into or otherwise engage or participate in any discussions or negotiations with any Person or provide any confidential information or otherwise cooperate with any Person (other than the Offeror and its subsidiaries) regarding any offer, proposal, inquiry or expression of interest that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, for greater certainty, Nevsun may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal; (c) withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the approval or recommendation of the Offer by the Nevsun Board of Directors or the Special Committee of the Nevsun Board of Directors; (d) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; or (e) accept, approve, endorse or recommend or enter into or publicly propose to accept, approve, endorse, recommend or enter into any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with the Pre-Acquisition Agreement).

The Pre-Acquisition Agreement defines an “Acquisition Proposal” as the following, in each case whether in a single transaction or a series of transactions, any offer, proposal, expression of interest or inquiry (written or oral) from any Person or group of Persons other than the Offeror (or any of its affiliates) made to Nevsun or the Shareholders after the date of the Pre-Acquisition Agreement (including any take-over bid initiated by advertisement or circular) relating to: (a) any direct or indirect take-over bid, tender offer, exchange offer or treasury issuance that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of the voting or equity interests of Nevsun or any of its Subsidiaries (including securities convertible into or exercisable or exchangeable for such voting or equity interests); (b) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving Nevsun or any of its Subsidiaries; (c) any direct or indirect sale or disposition (or any lease, license or other arrangement having the same economic effect as a sale or disposition) by Nevsun or any of its Subsidiaries of assets representing 20% or more of the fair market value of the assets of Nevsun (on a consolidated basis) or contributing 20% or more of the revenue of Nevsun (on a consolidated basis); or (d) any other similar transaction or series of related transactions involving Nevsun or any of its Subsidiaries; or (e) any public announcement of an intention to do any of the foregoing, and for greater certainty shall not include the Lundin Mining Offer, but shall include any increase in the consideration offered pursuant to, or any variation whatsoever of, the Lundin Mining Offer.

Nevsun has agreed to immediately cease and terminate any solicitation, encouragement, activity, discussions or negotiations commenced prior to the date of the Pre-Acquisition Agreement with any Person (other than the Offeror) with respect to any Acquisition Proposal or potential Acquisition Proposal, and in connection therewith, Nevsun shall immediately discontinue access to and disclosure of all information.

Nevsun has agreed to request (to the extent it is entitled to do so) within two days of the execution of the Pre-Acquisition Agreement, the return or destruction of all information provided to any Person and shall use commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Nevsun has agreed to take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Nevsun or any Subsidiary is a party and that neither Nevsun, nor any Subsidiary or any of their respective Representatives have or will, without the prior written consent of the Offeror, release any Person from, or waive, amend, suspend or otherwise modify or forbear the enforcement of such Person’s obligations respecting Nevsun, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which Nevsun or any Subsidiary is a party.

Nevsun has agreed to ensure that its representatives are aware of the non-solicitation provisions of the Pre-Acquisition Agreement and Nevsun shall be responsible for any breach by such persons.

Superior Proposals, Right to Match, etc.

Following the receipt by Nevsun of a written Acquisition Proposal made after the date of the Pre-Acquisition Agreement that was not solicited in contravention of the Pre-Acquisition Agreement, Nevsun may: (a) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal; and (b) provide copies of, access to or disclosure of non-public information, properties, facilities, books or records of Nevsun or its Subsidiaries and participate in discussions and negotiations with the Person making such Acquisition Proposal and its Representatives, if and only if: (i) the Nevsun Board of Directors first determines in good faith, after consultation with its external legal and financial advisors, that the Acquisition Proposal, if completed in accordance with its terms, could reasonably be expected to lead to a Superior Proposal; and (ii) prior to providing any such copies, access, or disclosure, (A) Nevsun enters into a confidentiality and standstill agreement with such Person on terms that are no less favourable to Nevsun and no more favourable to the counterparty than those set out in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or shall simultaneously be) provided to the Offeror; and (B) Nevsun provides the Offeror with a true, complete and final executed copy of the confidentiality and standstill agreement promptly following its execution and the Offeror is promptly provided with a list of, and access to (to the extent not previously provided to the Offeror) the information provided to such Person.

The Pre-Acquisition Agreement defines a “Superior Proposal” as a bona fide written Acquisition Proposal from an arm’s length Person or Persons made after the date of the Pre-Acquisition Agreement (which for greater certainty includes amendments or variations to any current Acquisition Proposals made after the date of the Pre-Acquisition Agreement): (i) to acquire all of the outstanding Nevsun Shares (other than Nevsun Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of Nevsun and its Subsidiaries on a consolidated basis; (ii) that was not obtained in violation or breach in any material respect of Article 5 the Pre-Acquisition Agreement or any agreement between the Person or Persons making such Acquisition Proposal and Nevsun; (iii) that complies with all Applicable Securities Laws in all material respects; (iv) that is reasonably capable of being completed in accordance with its terms without undue delay (taking into consideration all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal); (v) that is not subject to any financing or due diligence or access condition and in respect of which the Nevsun Board of Directors has unanimously determined in good faith that adequate arrangements have been made to ensure that the required funds will be available to complete such Acquisition Proposal; and (vi) that the Nevsun Board of Directors has unanimously determined in good faith, after receiving the advice of its external legal and financial advisors, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion or delay, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Offer, if consummated in accordance with its terms, but without assuming away the risk of non-completion (including after taking into consideration any amendments to the terms and conditions of the Offer proposed by the Offeror).

If Nevsun Board of Directors enter into an Acquisition Proposal that constitutes a Superior Proposal after the date of the Pre-Acquisition Agreement, if and only if: (a) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction; (b) Nevsun is not in breach of its obligations in any material respect under Article 5 of the Pre-Acquisition Agreement; (c) Nevsun has delivered to the Offeror a written notice of the determination of the Nevsun Board of Directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Nevsun Board of Directors to recommend or approve such Superior Proposal and/or of Nevsun to enter into a definitive agreement with respect thereto, together with a written notice from the Nevsun Board of Directors regarding the value that the Nevsun Board of Directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”); (d) Nevsun has provided the Offeror a copy of the definitive agreement for the Superior Proposal; (e) at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of (i) the date on which the Offeror received the Superior Proposal Notice and (ii) the date on which the Offeror received a copy of the definitive agreement for the Superior Proposal; (f) during the Matching Period, the Offeror has had the opportunity (but not the obligation), to offer to amend in writing the Pre-Acquisition Agreement and the Offer in order for such Acquisition Proposal to cease to be a Superior Proposal; (g) after the Matching Period, the Nevsun Board of Directors has determined in good faith, after consultation with Nevsun’s external legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Offer as proposed to be amended by the Offeror (if applicable); and (h) prior to or concurrently with entering into any such definitive agreement Nevsun terminates the Pre-Acquisition Agreement pursuant to the Pre-Acquisition Agreement (as further described below), and pays or causes to be paid, the Termination Fee (as further described below).

During the Matching Period the Nevsun Board of Directors shall review in good faith any written offer made by the Offeror to amend the terms of the Pre-Acquisition Agreement and the Offer in order to determine whether such written offer would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and Nevsun shall negotiate in good faith with the Offeror to make such amendments to the terms of the Pre-Acquisition Agreement and the Offer as would enable the Offeror to proceed with the transactions contemplated by the Pre-Acquisition Agreement on such amended terms. If the Nevsun Board of Directors determines that the Superior Proposal no longer constitutes a Superior Proposal, Nevsun shall promptly advise the Offeror, and Nevsun and the Offeror shall enter into an amendment to the Pre-Acquisition Agreement incorporating the amendments to the Pre-Acquisition Agreement as set out in the Offeror’s written offer made pursuant to the terms of the Pre-Acquisition Agreement by the Offeror and Nevsun will promptly reaffirm its recommendation of the Offer, as amended, by the prompt issuance of a press release to that effect. Nevsun shall provide the Offeror and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release.

Each successive amendment to any Acquisition Proposal that results in an increase in or modification of the consideration (or value of such consideration) to be received by the Shareholders or other modification to the material terms or conditions of the Acquisition Proposal shall constitute a new Acquisition Proposal and the Offeror shall be afforded a new five Business Day Matching Period from the later of the date on which the Offeror received the Superior Proposal Notice and the date on which the Offeror received a copy of the definitive agreement for the Superior Proposal.

The Nevsun Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Nevsun Board Directors determines that a proposed amendment to the terms of the Pre-Acquisition Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. Nevsun shall provide the Offeror and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release.

Subsequent Acquisition Transaction

The Pre-Acquisition Agreement provides that if, within 120 days after the date of the Offer (or such longer time as a court may permit) (i) the Offer has been accepted by holders of not less than 90% of the outstanding Nevsun Shares as at the Expiry Time, excluding Nevsun Shares held by or on behalf of the Offeror, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of the Offeror, the Offeror shall to the extent permitted under applicable Law, acquire the remainder of the Nevsun Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition provided that the consideration per Share offered in connection with the Compulsory Acquisition shall not be less than the Consideration and is in the same form as the consideration per Share offered under the Offer and in no event will the Offeror be required to offer consideration per Share greater than the Consideration nor offer any other form of Consideration; or (ii) the Offer has been accepted by holders of at least 66 2/3% and the Offeror is not permitted under applicable Law to complete a Compulsory Acquisition, the Offer shall pursue other means of acquiring the remaining Nevsun Shares not tendered to the Offer, including by way of a Subsequent Acquisition Transaction and, at the Offeror’s request, Nevsun shall assist the Offeror in completing a Subsequent Acquisition Transaction to acquire the remaining Nevsun Shares, provided that the consideration per Nevsun Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the Consideration and is in the same form as the consideration per Nevsun Share offered under the Offer and in no event will the Offeror be required to offer consideration per Nevsun Share greater than the Consideration nor offer any other form of Consideration.

Termination of the Pre-Acquisition Agreement

The Pre-Acquisition Agreement may be terminated at any time prior to the Effective Time in the following circumstances:

(a)           the mutual written agreement of the Parties; or

(b)           by either Nevsun or the Offeror if:

(i)            after the date of the Pre-Acquisition Agreement any Law is enacted, made, enforced or amended, as applicable, by any Governmental Entity having jurisdiction over any Party that makes the consummation of the Offer illegal or otherwise permanently prohibits or enjoins Nevsun or the Offeror from consummating the Offer, and such Law has, if applicable, become final and non-appealable; provided if such Law is an order, injunction, ruling or judgment, the Party seeking to terminate the Pre-Acquisition Agreement has used its commercially reasonable efforts to appeal such order, injunction, ruling or judgment or otherwise have it lifted or rendered non-applicable in respect of the Offer; or

(ii)           the Effective Time does not occur on or prior to January 31, 2019 (the “Outside Date”), provided that a Party may not terminate the Pre-Acquisition Agreement if the failure of the Effective Time to occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Pre-Acquisition Agreement;

(c)           by Nevsun if:

(i)            the Offeror does not mail the Offer Documents by the Latest Mailing Time, unless such failure results from a breach by Nevsun of the Pre-Acquisition Agreement;

(ii)           the Nevsun Board of Directors authorizes Nevsun to enter into a definitive written agreement (other than a confidentiality agreement permitted by and in accordance with the Pre-Acquisition Agreement) with respect to a Superior Proposal, provided that Nevsun is not in breach of the Pre-Acquisition Agreement and that prior to or concurrent with such termination Nevsun pays the Offeror the Termination Fee; or

(iii)          the Offeror is in breach of its obligations under Section 2.1(8) of the Pre-Acquisition Agreement to obtain the PRC Approvals prior to the Outside Date.

(d)           by the Offeror if any condition of the Offer set out in Schedule A of the Pre-Acquisition Agreement is not satisfied, or if any condition of the Offer set out in Schedule A of the Pre-Acquisition Agreement could not reasonably be expected to be satisfied, at or by the Outside Date and the Offeror shall not have elected to waive such condition; provided that the Offeror may not terminate the Pre-Acquisition Agreement if (i) the failure of such condition to be satisfied is the result of the breach by the Offeror of any covenant or obligation under the Pre-Acquisition Agreement or as a result of any representation or warranty of the Offeror in the Pre-Acquisition Agreement being untrue or incorrect, or (ii) all conditions of the Offer set out in Schedule A of the Pre-Acquisition Agreement have been satisfied other than (A) the Statutory Minimum Condition and/or the Minimum Condition, and (B) the Regulatory Approval Condition (with respect to the receipt of PRC Approvals), unless the failure to satisfy the Regulatory Approval Condition (with respect to the receipt of the PRC Approvals) has been caused by, or is a result of, (i) the occurrence of a Material Adverse Effect, or (ii) a breach by Nevsun of any of its representations or warranties or the failure of Nevsun to perform any of its covenants or agreements under the Pre-Acquisition Agreement.

(e)           by the Offeror if:

(i)            (A) the Nevsun Board of Directors or any committee of the Nevsun Board of Directors fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the approval or recommendation of the Offer, or (B) the Nevsun Board of Directors or any committee of the Nevsun Board of Directors fails to publicly reaffirm its approval and recommendation of the Offer within two Business Days after having been requested in writing by the Offeror to do so, or (C) the Nevsun Board of Directors or any committee of the Nevsun Board of Directors accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, or takes no position or remains neutral with respect to, any publicly announced, or otherwise publicly disclosed, Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement of such Acquisition Proposal is permitted provided that the Nevsun Board of Directors has rejected such Acquisition Proposal and affirmed its recommendation in favour of the Offer before the end of such period), or (D) the Nevsun Board of Directors or any committee of the Nevsun Board of Directors accepts, approves, endorses or recommends or enters into or publicly proposes to accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with the terms of the Pre-Acquisition Agreement) or (E) Nevsun breaches Article 5 of the Pre-Acquisition Agreement in any material respect; or

(ii)           since the date of the Pre-Acquisition Agreement there has been a Material Adverse Effect;

(f)            by either the Offeror or Nevsun at any time,

(i)            if the other Party is in breach of, in any material respect, any covenant or obligation under the Pre-Acquisition Agreement; or

(ii)           if any representation or warranty of the other Party set forth in the Pre-Acquisition Agreement shall have been untrue or incorrect as of the date of the Pre-Acquisition Agreement or shall have become untrue or incorrect at any time prior to the Expiry Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct at any time prior to the Expiry Time, individually or in the aggregate, would not have a Material Adverse Effect in respect of Nevsun (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) or prevent or materially delay the consummation of the transactions contemplated by the Pre-Acquisition Agreement.

Termination Fees

Nevsun shall pay the Offeror a Termination Fee of US$50,000,000 upon the termination of the Pre-Acquisition Agreement:

(a)           by the Offeror in the circumstances described in clause (e)(i) above;

(b)           by Nevsun, in the circumstances described in clause (c)(ii) above; or

(c)           by the Offeror in the circumstances described in clause (d) above (if the Statutory Minimum Condition has not been met), or by Nevsun or the Offeror in the circumstances described in clause (b)(ii) above (provided, in such case, that the Offeror would have been entitled to terminate the Pre-Acquisition Agreement in the circumstances described in clause (b)(ii) above, even if the Offeror is not the terminating Party), if: (i) following the date of the Pre-Acquisition Agreement and prior to the Expiry Time an Acquisition Proposal shall have been publicly announced and not withdrawn prior to the Expiry Time by any Person other than the Offeror or any of its subsidiaries, and (ii) within 6 months of termination of the Pre-Acquisition Agreement (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) an agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is entered into by Nevsun or any of its Subsidiaries and such Acquisition Proposal is consummated at any time after the termination of the Pre-Acquisition Agreement.

For purposes of the Termination Fee, the term “Acquisition Proposal” shall have the meaning assigned to such term in “Pre-Acquisition Agreement - No Solicitation” with the exception that references to “20% or more” shall be deemed to be references to 50.1% or more.

The Pre-Acquisition Agreement provides that Nevsun shall not be obligated to make more than one payment if more than one of the events specified in Section 8.2 of the Pre-Acquisition Agreement occurs.

If the Pre-Acquisition Agreement is terminated by Nevsun or the Offeror pursuant to the circumstances described in clause (c)(iii) above, a Reverse Termination Fee equal to US$50,000,000 shall be released to Nevsun in accordance with the terms of the Deposit Agreement and the Pre-Acquisition Agreement.

Representations and Warranties

The Pre-Acquisition Agreement contains a number of customary representations and warranties of the Offeror and Nevsun relating to, among other things: corporate status, and the corporate authorization and enforceability of, approval of the Pre-Acquisition Agreement by the Offeror. The representations and warranties of Nevsun also address various matters relating to the business, operations and properties of Nevsun, including, among other things: authorized capital; listing; securities law; board approval; rights to acquire securities; registration rights; the transfer agent; subsidiaries; consents, approvals, and conflicts; authority and authorization; validity and enforceability; public disclosure; timely disclosure; cease trade orders; financial statements; auditors; changes in financial position; internal controls; books and records; insolvency; contemplated changes; taxes and tax returns; compliance with laws, licenses and permits; agreements and actions; ownership of property; mineral rights; property agreements; permits and authorizations; expropriation; technical disclosure; defaults; compliance with employment laws; employee plans; work stoppage; environmental compliance; litigation; intellectual property; non-arm’s length transactions; insurance; the United States Foreign Corrupt Practices Act and the Corruption of Public Officials Act (Canada); money laundering laws; and brokers.

In addition, the Offeror has represented that it has made adequate arrangements to ensure that the required funds are available to make full payment for the Nevsun Shares pursuant to the Offer and has provided Nevsun with a complete and final version of each of the Funding Documents and is not aware of (i) any impediment to the completion of funding thereunder; (ii) any fact or matter that could cause either of the Funding Documents to be terminated or ineffective; or (iii) any fact or matter that could cause any term or condition of funding thereunder not to be met. Further, the representations and warranties of the Offer on various matters including: the absence of conflicts; Regulatory Approvals; depositing the Reverse Termination Amount in a deposit account in Canada; compliance with laws; and litigation.

Conduct of Business

Nevsun has agreed that, prior to the earlier of the Effective Time and the time that the Pre-Acquisition Agreement is terminated in accordance with its terms, unless as may be required or permitted by the Pre-Acquisition Agreement or set out in the Disclosure Letter or with the prior written consent of the Offeror, Nevsun shall, and shall cause its Subsidiaries to, among other things, conduct business only in the Ordinary Course and in compliance with applicable Laws, and shall use commercially reasonable efforts to preserve to preserve intact its property and mineral interests, and to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with Nevsun. Nevsun has also agreed that it or any of its Subsidiaries will not take certain actions specified in the Pre-Acquisition Agreement. As such, Nevsun, nor any of its Subsidiaries, will not without the prior written consent of the Offeror (among other things): (a) amend the notice of articles, articles, by-laws or other constating documents; (b) subject to certain exemptions, acquire (by merger, amalgamation, acquisition of shares or assets or otherwise), any Person, or complete any investment either by purchase of shares, contributions of capital, property transfer or purchase of any property or assets in excess of $1,000,000 individually or $2,000,000 in aggregate; (c) subject to certain exemptions, enter into or renew any Contract in excess of $2,000,000 in the aggregate over the term of the Contract; (d) subject to certain exemptions, settle or compromise any claim in excess of $1,000,000 individually or $2,000,000 in aggregate; (e) subject to certain exemptions, incur any capital expenditures or enter into any agreement to provide for future capital expenditures in excess of $2,000,000.

Nevsun has also agreed to, and require its Subsidiaries to: (a) file all material forms, reports, statements and other documents required to be filed pursuant to any applicable Laws; (b) (i) duly file all Tax Returns required to be filed and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it; and (c) keep the its current insurance policies and shall not cause such insurance policies to be cancelled or terminated.

Change of Control Obligations

Under the Pre-Acquisition Agreement, the Offeror covenants and agrees that it will cause Nevsun and each of its Subsidiaries and all of their respective successors to honour and comply with the terms of all employment agreements, termination, severance, change of control and retention agreements, other agreements that include payments required in connection with a change of control of Nevsun (including, but not limited to, agreements with financial advisors to Nevsun and the Special Committee of the Nevsun Board of Directors), plans or policies of Nevsun and its Subsidiaries (including the restricted share unit plan, performance share unit plan and deferred share unit plan of Nevsun) that are disclosed in the Disclosure Letter and to effect payment in full for all payments that are required to be made by Nevsun or Subsidiaries pursuant to such agreements, plans and policies, which payments shall be made by Nevsun or Subsidiaries in accordance with such agreements, plans and policies.

Directors’ and Officers’ Insurance and Indemnification

From and after the Effective Time, Offeror shall, and shall cause Nevsun (or its successor) to honour and comply with the terms of all director and officer indemnity agreements in place between Nevsun or any of its Subsidiaries and the directors and officers of Nevsun and its Subsidiaries as at the date of the Pre-Acquisition Agreement.

Additionally, under the Pre-Acquisition Agreement, prior to the Effective Date, Nevsun shall purchase directors’ and officers’ liability insurance coverage from a reputable and financially sound insurance carrier and containing terms and conditions at least comparable to those contained in Nevsun’s policy in effect on the date of the Pre-Acquisition Agreement for the current and former directors and officers of Nevsun and/or its Subsidiaries on a six-year “trailing” basis with respect to any claim related to any period of time at or prior to the Effective Time, provided that the premiums will not exceed 300% of the premiums currently charged to Nevsun for directors’ and officers’ liability insurance. If for any reason such trailing policy is not available (or is only available by paying an annual premium in excess of 300% of such amount), then Offeror agrees that for the entire period from the Effective Time until six years after the Effective Time, Offeror will cause Nevsun and each Subsidiary or any of their respective successors to maintain the current directors’ and officers’ liability insurance policy or equivalent insurance Nevsun and its Subsidiaries, in either case from a reputable and financially sound insurance carrier and containing terms and conditions comparable to those contained in the policy in effect on the date of the Pre-Acquisition Agreement, for all current and former directors and officers of Nevsun and the Subsidiaries covering claims made prior to or within six years after the Effective Time.

Other Covenants

Each of Nevsun and the Offeror has agreed to a number of covenants to assist or take all actions necessary to consummate the Offer as soon as practicable. For Nevsun, this includes using commercially reasonable efforts to: (a) assist with satisfying all conditions precedent in the Pre-Acquisition Agreement and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Pre-Acquisition Agreement; (b) obtain and maintain all consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations of third parties or Governmental Entities that are necessary or desirable in connection with the Offer; (c) oppose any injunction, restraining or other order, decree or ruling that would adversely affect the consummation of the Offer or defend any legal, regulatory or other proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Offer or the Pre-Acquisition Agreement; (d) not take any action, or permitting any action to be taken, which is inconsistent with the Pre-Acquisition Agreement or which would reasonably be expected to prevent the consummation of the Offer or the transactions contemplated by the Pre-Acquisition Agreement or to render inaccurate any of Nevsun’s representations and warranties. The Offeror’s obligations under these covenants include using commercially reasonable efforts to: (a) satisfy all conditions precedent in the Pre-Acquisition Agreement and complying promptly with all requirements imposed by Law on it with respect to the Pre-Acquisition Agreement; (b) obtain and maintain all consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations of third parties or Governmental Entities that are necessary or desirable in connection with the Offer on terms that are reasonably satisfactory to Nevsun; (c) oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Offer and defend, or cause to be defended, any legal, regulatory or other proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Offer or the Pre-Acquisition Agreement; (d) not taking any action, or permitting any action to be taken, which is inconsistent with the Pre-Acquisition Agreement or which would reasonably be expected to prevent the consummation of the Offer or the transactions contemplated by the Pre-Acquisition Agreement or to render inaccurate any of its representations and warranties set forth in the Pre-Acquisition Agreement; (e) complete and obtain the funding described in the Funding Documents on the terms set out therein, including using commercially reasonable efforts to satisfy all terms and conditions related thereto; and (f) keeping Nevsun regularly informed of the status of the funding described in the Funding Documents, including the progress towards completion of such funding and any issues related thereto.

In addition, upon reasonable notice and subject to certain exemptions, Nevsun shall give the Offeror and its Representatives reasonable access during normal business hours to its and its Subsidiaries’ premises, properties and assets (including all books and records, whether retained internally or otherwise), Contracts, and senior personnel, as well as, financial and operating data or other information with respect to the properties, assets or business of Nevsun as the Offeror from time to time reasonably requests.

The Pre-Acquisition Agreement also provides that each of the Parties will use commercially reasonable efforts, in a coordinated fashion, to make all filings, applications and submissions that are necessary by such Party in order to obtain the Regulatory Approvals.

The Pre-Acquisition Agreement provides that, subject to any Applicable Securities Laws, the Nevsun Board of Directors shall resolve or have resolved to permit the exercise of all Options conditional upon, and immediately prior to, the Offeror first taking up Shares under the Offer and shall further resolve or have resolved that all Options contemplated under the Stock Option Plan become immediately exercisable as of the Pre-Acquisition Agreement.

Pursuant to the terms of the Pre-Acquisition Agreement, Zijin Mining and the Offeror have entered into an assignment and assumption agreement whereby Zijin Mining has assigned all of its rights and obligations under the

Pre-Acquisition Agreement to the Offeror, and the Offeror has agreed to replace Zijin Mining as a party to the Pre-Acquisition Agreement.

Lock-Up Agreements

Zijin Mining has entered into Lock-Up Agreements with the Locked-Up Shareholders in respect of an aggregate of 6,452,094 Nevsun Shares and Options held by the Locked-Up Shareholders, pursuant to which, among other things, the Locked-Up Shareholders agreed to deposit their Nevsun Shares to the Offer. The Nevsun Shares held by the Locked-Up Shareholders represent in aggregate approximately 2.08% of the issued and outstanding Nevsun Shares on a fully diluted basis.

The following is a summary only of the principal terms of the Lock-Up Agreement. A complete copy of the Lock-Up Agreement has been filed by the Offeror with the securities regulatory authorities on SEDAR and is available at www.sedar.com. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of the Lock-Up Agreement. Shareholders are urged to read the complete copy of the Lock-Up Agreement. Capitalized terms used in this section of the Circular that are not defined in the Glossary have the meanings given such terms in the Lock-Up Agreement.

The following table indicates the Locked-Up Shareholders who intend to accept the Offer and the number of Nevsun Shares and Convertible Securities in respect of which each intends to accept the Offer:

Name of Locked-Up Shareholder	Number of Nevsun Shares and Convertible Securities
Ian Ashby	30,000 Nevsun Shares 279,300 Options
Marc Blythe	310,000 Options
Geoff Chater	144,973 Nevsun Shares 117,300 Options
Anne Giardini	100,000 Nevsun Shares 100,000 Options
Joseph Giuffre	61,732 Nevsun Shares 864,000 Options
Peter G. Kukielski	105,000 Nevsun Shares 1,295,000 Options
Ryan MacWilliam	409,000 Options
Peter M. Manojlovic	432,666 Options
Jerzy Orzechowski	381,000 Options
Ian Pearce	29,500 Nevsun Shares 100,000 Options
Todd Romaine	386,000 Options
Stephen Scott	169,372 Nevsun Shares 117,300 Options
David Smith	62,490 Nevsun Shares 100,000 Options
Scott Trebilcock	48,461 Nevsun Shares 809,000 Options

Each of the Locked-Up Shareholders must deposit or cause to be deposited under the Offer all of the Nevsun Shares forming part of the Securityholder’s Securities not later than 10 days prior to the Expiry Time. As such, the Locked-Up Shareholders have agreed to not withdraw or cause to be withdrawn any of the Nevsun Shares forming part of the Securityholder Securities deposited under the Offer, except as otherwise provided in the Lock-Up Agreements.

Each of the Locked-Up Shareholders has covenanted that, until the termination of its Lock-Up Agreement, it shall, among other things, not grant an option on, sell, transfer, gift, assign, convey, pledge, hypothecate, grant any Lien on or otherwise dispose of any right or interest in any of the Securityholder Securities or enter into any forward sale, repurchase agreement or other monetization transaction with respect to the any Securityholder Securities or any right or interest therein.

Under the Lock-Up Agreements, subject to the termination rights of each party described below, the Locked-Up Shareholders have agreed to not tender or vote, or cause to be tendered or voted, any of the Securityholder Securities in favour of any Acquisition Proposal other than a Superior Proposal.

Under the Lock-Up Agreements, the Locked-Up Shareholders have agreed to exercise all Options beneficially owned by the Locked-Up Shareholders (or over which the Locked-Up Shareholder exercises control or direction) and that all such Nevsun Shares issuable upon the exercise of such Options shall be validly deposited to the Offer. Further, the Locked-Up Shareholders have acknowledged and agreed that any unexercised Options held will be terminated and cancelled.

The Lock-Up Agreements will terminate: (i) upon the mutual agreement in writing of Zijin Mining and the Locked-Up Shareholders; (ii) if the Pre-Acquisition Agreement is terminated in accordance with its terms without the Nevsun Shares deposited thereunder having been taken up and paid for by the Offeror; and, (iii) if the Offer has been terminated, withdrawn or expired, or the Outside Date has occurred without the Nevsun Shares deposited thereunder having been taken up and paid for by the Offeror. Each of the Locked-Up Shareholders has the right to terminate its Lock-Up Agreement (and withdraw any Securityholder Securities tendered to the Offer) if: (i) the Offeror has not mailed the Offer Documents within thirty days of signing the Lock-Up Agreement; or, (ii) the Offer is in material breach of any representation or warranty of the Lock-Up Agreement. Further, Zijin Mining has the right to terminate the Lock-Up Agreements upon written notice if the Locked-Up Shareholder is in material breach of any representation or warranty of its Lock-Up Agreement.

6.                                      Purpose of the Offer

The purpose of the Offer is to enable the Offeror to purchase all of the issued and outstanding Nevsun Shares (including Nevsun Shares which may become outstanding upon the exercise, conversion or exchange of outstanding Convertible Securities). The effect of the Offer is to give all Shareholders the opportunity to receive C$6.00 in cash per Nevsun Share, representing a significant premium of 21% to the closing price of Nevsun Shares on the TSX on Tuesday, September 4, 2018. The cash consideration of C$6.00 per share is C$1.25 per share, or 26%, more than the C$4.75 per share hostile bid for Nevsun launched by Lundin Mining on July 26, 2018. In addition, the Offer represents a premium of 57% over Nevsun’s closing price of C$3.82 on May 7, 2018, the day Lundin Mining first publicly announced its desire to acquire Nevsun.

If the conditions of the Offer are satisfied or waived at the Expiry Time and the Offeror takes up and pays for the Nevsun Shares validly deposited under the Offer, the Offeror currently intends to acquire any Nevsun Shares not deposited under the Offer by Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Nevsun Share at least equal in value to and in the same form as the consideration paid by the Offeror per Nevsun Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Nevsun Shares acquired by the Offeror pursuant to the Offer. The Offeror currently intends to retain all Nevsun Shares acquired pursuant to the Offer. However, it reserves the right to transfer or sell such Nevsun Shares at any time in the future should its intentions change.

Although the Offeror currently intends to proceed by way of either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Nevsun, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in this Circular. See Section 15 of this Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”.

7.                                      Effect of the Offer

If permitted by Law, the Offeror intends to cause Nevsun to apply to delist the Nevsun Shares from the TSX and NYSE MKT as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Nevsun to cease to be a reporting issuer under the securities Laws of each province and territory of Canada in which it has such status. See Section 13 of the Circular, “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure”.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction is successful:

(a)                                 the Offeror will own all of the equity interests in Nevsun and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;

(b)                                 current Shareholders will no longer have any interest in Nevsun or in Nevsun’s assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;

(c)                                  the Offeror will have the right to elect all members of the Nevsun Board of Directors;

(d)                                 subject to any obligations with respect to Convertible Securities which remain outstanding, Nevsun will no longer be publicly traded and Nevsun will no longer file periodic reports (including, without limitation, financial information) with any securities regulatory authorities; and

(e)                                  the Nevsun Shares will no longer trade on the TSX, the NYSE MKT or any other securities exchange.

If the Offeror takes up Nevsun Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then Nevsun may continue as a public company and the Offeror will evaluate its alternatives. Such alternatives could include, to the extent permitted by Law, purchasing additional Nevsun Shares in the open market, in privately negotiated transactions or pursuant to another takeover bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in the Offerors ownership of 100% of the Nevsun Shares. Under such circumstances, an amalgamation, arrangement or other transaction would require the approval of at least 66 2/3% of the votes cast by the Shareholders, and might require approval of a majority of the votes cast by holders of Nevsun Shares other than the Offeror and its affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by the Offeror.

8.                                      Source of Funds

The Offeror’s obligation to purchase the Nevsun Shares deposited under the Offer is not subject to any financing condition. The Offeror has arranged for the funding of the Offer, and related expenses associated with the Offer and the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, out of funds to be made available pursuant to the terms of the CCBC Facility (as defined below) and the Bank of China Facility (as defined below).

Pursuant to the terms of a binding commitment letter dated August 31, 2018 (the “Commitment Letter”), China Construction Bank Corporation (“CCBC”), has fully underwritten a loan facility (the “CCBC Facility”) pursuant to which CCBC (alone or with other lenders) has agreed to provide a US$870,000,000 (approximately C$1.1 billion) loan to Gold Mountains (H.K.) International Mining Company Limited (“Gold Mountains”), a wholly-owned subsidiary of Zijin Mining, for the purposes of financing the Offer. In accordance with the terms of the Commitment Letter, advances made under the CCBC Facility will bear interest with reference to LIBOR and other customary fees will be paid to CCBC. The CCBC Facility is guaranteed by Zijin Mining and contains customary representations, warranties, covenants and events of default.

Zijin Mining has also received a letter from the Bank of China Limited (the “Bank of China”), pursuant to which the Bank of China has committed to provide credit of up to approximately US$660,000,000 (approximately C$834 million) to Zijin Mining (the “Bank of China Facility”). Proceeds from the Bank of China Facility can be used for the purpose of the Offer.

The CCBC Facility is repayable by way of five consecutive annual instalments commencing one year from the first utilisation date, the first annual installment being 5% of the principal amount of the CCBC Facility. The annual installment amount due in each of the following years increases by 5% each of the first four years following the first utilization date, and in the fifth year, the annual installment amount due shall be 45% of the principal amount of the CCBC Facility. The CCBC Facility may be repayable sooner if a customary illegality event or event of default under the CCBC Facility occurs. Subject to the terms of the CCBC Facility, partial pre-payments of the CCBC Facility may be required to be made from the proceeds of agreed equity and debt raises, asset disposals and insurance claims.

Zijin Mining intends to repay any borrowings under the Bank of China Facility and CCBC Facility using cash flows from its operations and existing cash on hand.

As of September 13, 2018 there were 302,592,672 Nevsun Shares issued and outstanding and 7,157,233 options to acquire Nevsun Shares. Accordingly, the Offeror understands that, assuming the exercise of all Convertible Securities, 309,749,905 Nevsun Shares would be subject to the Offer.

In the event that all of the issued and outstanding Nevsun Shares are tendered to the Offer and are taken up and paid for by the Offeror, the total cash consideration payable to such tendering Shareholders (assuming the exercise of the Convertible Securities) would be approximately C$1,860,000,000.

The Offeror and Zijin Mining believe that neither the Offeror’s nor Zijin Mining’s financial condition is material to a Shareholder’s decision whether to deposit Nevsun Shares under the Offer because: (a) cash is the only consideration that will be paid to Shareholders in connection with the Offer, (b) the Offeror is offering to purchase all of the outstanding Nevsun Shares under the Offer, and (c) the proceeds of the CCBC Facility and the Bank of China Facility will be sufficient to fully fund that cash consideration.

9.                                      Ownership of Securities of Nevsun

As of September 14, 2018, Zijin Mining owns, or exercises control or direction over 3,197,191 Nevsun Shares representing approximately 1.03% of the issued and outstanding Nevsun Shares, which are held by a subsidiary of Zijin Mining. None of the directors or officers of the Offeror or Zijin Mining beneficially own or exercise control or direction over any securities of Nevsun.

Except as set out above, to the knowledge of the Offeror and Zijin Mining, after reasonable enquiry,

(a)                                 no associate or affiliate of the Offeror or Zijin Mining beneficially owns or exercises control or direction over any securities of Nevsun;

(b)                                 no insider of the Offeror or Zijin Mining beneficially owns or exercises control or direction over any securities of Nevsun; and

(c)                                  no Person acting jointly or in concert with the Offeror or Zijin Mining beneficially owns or exercises control or direction over any securities of Nevsun.

No person named under this Section 9 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

10.                               Trading in Securities of Nevsun

During the six-month period preceding the date of the Offer, no Nevsun Shares have been traded by the Offeror or any of its directors and officers. To the knowledge of the Offeror and Zijin Mining, after reasonable enquiry, no associate or affiliate of an insider of the Offeror or Zijin Mining, no insider of the Offeror or Zijin Mining other than a director or officer and no Person acting jointly or in concert with the Offeror or Zijin Mining has traded any securities of Nevsun during the six-month period preceding the date of the Offer.

11.                               Commitments to Acquire Securities of Nevsun

Except as described herein, none of the Offeror or Zijin Mining, or its directors and officers, nor, to the knowledge of the Offeror or Zijin Mining, after reasonable enquiry, any associate or affiliate of an insider of the Offeror or Zijin Mining, any insider of the Offeror or Zijin Mining, other than a director or officer of the Offeror or Zijin Mining, or any Person acting jointly or in concert with the Offeror or Zijin Mining, has entered into any agreements, commitments or understandings to acquire any securities of Nevsun.

12.                               Information Concerning the Nevsun Shares

Nevsun has authorized capital of an unlimited number of Nevsun Shares without par value.

All shares in the capital of Nevsun are of the same class. The holders of Nevsun Shares are entitled to dividends, if, as and when declared by the Nevsun Board of Directors, to one vote per Nevsun Share at meetings of the shareholders and, upon liquidation, to share equally in such assets of Nevsun as are distributable to the holders of Nevsun Shares. Nevsun also has stock options outstanding.

On May 3, 2017 the Shareholders of Nevsun ratified the Shareholder Rights Plan that was originally adopted on June 8, 2011.

As of September 13, 2018, there were 302,592,672 Nevsun Shares outstanding and 309,749,905 Nevsun Shares outstanding on a fully-diluted basis.

Based on the above information, the Offeror understands that, assuming the exercise of all Convertible Securities, 309,749,905 Nevsun Shares would be subject to the Offer.

Price Range and Trading Volume of Nevsun Shares

The Nevsun Shares are listed and posted for trading on the TSX under the symbol “NSU”. The following table sets forth, for the period indicated, the high and low closing prices per Nevsun Share and the volume of trading of the Nevsun Shares on the TSX, as compiled by Bloomberg:

Period	High (C$)	Low (C$)	Volume (#)
March 2018	3.09	2.82	14,874,503
April 2018	3.58	3.07	15,487,953
May 2018	4.79	3.44	30,759,459
June 2018	4.57	4.17	17,872,165
July 2018	4.85	4.21	36,655,103
August 2018	4.95	4.78	36,708,118
September 4, 2018 to September 13, 2018	5.84	4.94	22,219,999

The Nevsun Shares are also listed and posted for trading on the NYSE MKT under the symbol “NSU”. The following table sets forth, for the period indicated, the high and low closing prices per Nevsun Share and the volume of trading of the Nevsun Shares on the NYSE MKT, as compiled by Bloomberg:

Period	High (US$)	Low (US$)	Volume (#)
March 2018	2.40	2.20	14,174,095
April 2018	2.78	2.40	12,482,792
May 2018	3.76	2.67	22,966,292
June 2018	3.47	3.22	8,681,233
July 2018	3.72	3.21	17,010,251
August 2018	3.78	3.64	13,543,314
September 4, 2018 to September 13, 2018	4.45	3.74	33,532,995

On September 13, 2018, the closing price of the Nevsun Shares on the TSX was C$5.79. Zijin Mining announced its intention to make the Offer following the close of business on September 4, 2018. The closing price of the Nevsun Shares on the TSX on September 4, 2018 was C$4.94.

The Offer represents a premium of 21% to the closing price of Nevsun Shares on the TSX on Tuesday, September 4, 2018. The cash consideration of C$6.00 per share is C$1.25 per share, or 26%, more than the C$4.75 per share hostile bid for Nevsun launched by Lundin Mining on July 26, 2018. In addition, the Offer represents a premium of 57% over Nevsun’s closing price of C$3.82 on May 7, 2018, the day Lundin Mining first publicly announced its desire to acquire Nevsun.

13.                               Effect of the Offer on the Market for and Listing of Nevsun Shares, Stock Exchange Listing and Public Disclosure

Market for Shares

The purchase of Nevsun Shares by the Offeror pursuant to the Offer will reduce the number of Nevsun Shares that might otherwise trade publicly as well as the number of holders of Nevsun Shares and, depending on the number of Shareholders depositing and the number of Nevsun Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining Nevsun Shares held by the public.

Listing and Quotation

The rules and regulations of the TSX and NYSE MKT establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Nevsun Shares from the TSX and NYSE MKT. Depending on the number of Nevsun Shares purchased by the Offeror under the Offer or otherwise, it is possible that Nevsun would fail to meet the criteria for continued listing on the TSX and NYSE MKT or each of them. If this were to happen, the Nevsun Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Nevsun Shares. If the Offeror proceeds with a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Nevsun to apply to delist the Nevsun Shares from the TSX and NYSE MKT as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Nevsun Shares are delisted from the TSX and NYSE MKT, the extent of the public market for the Nevsun Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Nevsun Shares publicly held and the aggregate market value of the Nevsun Shares publicly held at such time, the interest in maintaining a market in Nevsun Shares on the part of securities firms, whether Nevsun remains subject to public reporting requirements and proxy solicitation requirements and other factors.

Continuous Disclosure Obligations of Nevsun

After the purchase of the Nevsun Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Nevsun may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities Laws of certain provinces of Canada and such other jurisdictions where Nevsun has similar obligations. Furthermore, it may be possible for Nevsun to cease to be a reporting issuer in any province or jurisdiction where only a small number of Shareholders reside. If permitted by Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Nevsun to cease to be a reporting issuer under Applicable Securities Laws of each of the provinces of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations.

14.                               Regulatory Matters

Except as discussed below, to the knowledge of the Offeror or Zijin Mining, no authorization, consent or approval of, or filing with, any public body, court or authority, under applicable Law, is necessary on the part of the Offeror for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer.

The Offeror will continue to assess possible regulatory filings and approvals in a number of other jurisdictions. In the event that the Offeror becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended, as it deems necessary or advisable. The Offeror does not currently intend to take-up or pay for Nevsun Shares deposited pursuant to the Offer unless all applicable waiting periods and any extensions thereof have expired or been terminated or waived and where any Regulatory Approvals have been received in respect of the acquisition of the Nevsun Shares by the Offeror in those jurisdictions.

Based upon an examination of publicly available information relating to the business of Nevsun, the Offeror does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/anti-trust concerns in any jurisdiction. However, the Offeror cannot be assured that no such concerns will arise.

Investment Canada Act

Under Part IV of the Investment Canada Act, a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a “Reviewable Transaction”) and in such a case cannot be implemented unless the Minister is satisfied, or is deemed to be satisfied, that the transaction is “likely to be of net benefit to Canada” (a “Net Benefit Ruling”). The Investment Canada Act contemplates an initial review period of up to 45 days after the date an application for review has been certified complete; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days, or any longer period agreed to by the Director of Investments and the non-Canadian investor, to permit completion of the review.

In determining whether to issue a Net Benefit Ruling, the Minister is required to consider, among other things, the application for review and any written undertakings offered by the non-Canadian investor to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a Net Benefit Ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), on participation by Canadians in the acquired business, on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada’s ability to compete in world markets. Furthermore, the Minister has published guidelines (the “SOE Guidelines”) that apply to Reviewable Transactions by non-Canadian state-owned enterprises (“SOEs”). For the purposes of the SOE Guidelines, an SOE is an enterprise that is owned, controlled or influenced, directly or indirectly, by a foreign government. According to the SOE Guidelines, when determining whether to issue a Net Benefit Ruling, the Minister will assess the corporate governance and reporting structure of the non-Canadian SOE as well as whether the Canadian business will likely operate on a commercial basis.

If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non- Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non-Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians, including Reviewable Transactions, can be made subject to review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, within the prescribed period, notice from the Minister that the investment may be or will be subject to review by the Governor in Council on grounds that the investment could or would be injurious to national security. Where such a notice has been received, a non-Canadian investor cannot complete its investment until either it has received: (i) a notice from the Minister stating that no order for a review will be made; (ii) a notice from the Minister that an order for a national security review of the transaction has been made and stating that no further action will be taken; or (iii) after an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided to Her Majesty in right of Canada. In the case of a Reviewable Transaction, a national security review can be required at any time from when the Minister first becomes aware of the investment up to 45 days after an application for review has been submitted (plus an additional 5 days for a notice to be transmitted). Where a national security review is ordered, the statutory time period for a net benefit determination is suspended until the national security review has been completed.

The Offeror’s parent corporation, Zijin Mining, is a non-Canadian investor that is considered to be an SOE for the purposes of the Investment Canada Act and is acquiring control of Nevsun, a Canadian business, under and for the purposes of the Investment Canada Act. As the relevant financial threshold is exceeded, the Offer is a Reviewable Transaction under the Investment Canada Act. The obligations of the Offeror to complete the Offer is, among other things, subject to the condition that all Regulatory Approvals, including a Net Benefit Ruling, be obtained. See Section 4 of the Offer, “Conditions of the Offer”. Accordingly, Zijin Mining, on its own behalf and on behalf of the Offeror, filed an application for review on August 27, 2018, commencing the Minister’s review of the Offer.

Competition Act

Part IX of the Competition Act (Canada) (as amended from time to time, the “Competition Act”) requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been waived or terminated early by the Commissioner. If a proposed transaction is an unsolicited offer to acquire the shares of a corporation and the Commissioner receives the offeror’s Notification, the Commissioner is required under subsection 114(3) of the Competition Act to immediately notify the corporation whose shares the offeror proposes to acquire that the Commissioner has received the offeror’s Notification, and such corporation must supply its Notification within 10 days thereafter.

The waiting period is 30 days after the day on which the parties to the transaction submit their respective Notifications, except in the case of an unsolicited offer where, pursuant to subsection 123(3) of the Competition Act, the period begins on the date on which the offeror submits its Notification. The parties are, or the offeror in an unsolicited offer is, entitled to complete the Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties (or the offeror in an unsolicited offer), pursuant to subsection 114(2) of the Competition Act, that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the

Competition Tribunal in effect prohibiting completion at the relevant time. In the case of an unsolicited offer, the 30-day period following compliance with the Supplementary Information Request begins on the day after the offeror’s compliance with the Supplementary Information Request.

The parties to a transaction are legally entitled to complete their transaction: (a) upon expiry of the applicable statutory waiting period; (b) upon the Commissioner’s issuance of an advance ruling certificate pursuant to Section 102 of the Competition Act (an “ARC”); or (c) upon the Commissioner’s issuance of a letter indicating that he does not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal under Section 92 of the Competition Act while reserving the Commissioner’s statutory right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed (a “No-Action Letter”) together with either (i) expiry or termination of the applicable statutory waiting period; or (ii) waiver of the Notification requirement and, accordingly, the applicable waiting period.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any Person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other Person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for a period of up to an additional 30 days where the Competition Tribunal finds, on application made by the Commissioner that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the Person against whom the order is directed and the Commissioner, the Competition Tribunal may order a Person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The transactions contemplated by the Offer constitute a Notifiable Transaction under the Competition Act. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that Competition Act Approval is obtained. See Section 4 of the Offer, “Conditions of the Offer”. Accordingly, Zijin Mining, on its own behalf and on behalf of the Offeror, filed an application for an ARC on September 11, 2018.

PRC Approvals

Completion of the Offer is also conditional upon Zijin Mining and the Offeror obtaining certain approvals from the People’s Republic of China (the “PRC”). The PRC approvals that are required are those of the National Development and Reform Commission (“NDRC”) in China, as well as other approvals from the Ministry of Commerce (“MOFCOM”) and the State Administration of Foreign Exchange of the PRC (“SAFE”). See Section 4

of the Offer, “Conditions of the Offer”. Accordingly, Zijin Mining submitted filings to NDRC and MOFCOM for review on September 7, 2018. Zijin Mining will submit the required SAFE application following the receipt of the NDRC and MOFCOM approvals.

15.                               Acquisition of Nevsun Shares Not Deposited Under the Offer

If the Offeror takes up and pays for Nevsun Shares deposited under the Offer, the Offeror’s current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable the Offeror or to acquire all Nevsun Shares not deposited under the Offer, as more particularly described below.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by holders of Nevsun Shares holding at least 90% of the issued and outstanding Nevsun Shares, other than Nevsun Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates, the Offeror intends, to the extent possible, to acquire the Nevsun Shares not deposited pursuant to the Offer pursuant to the provisions of Section 300 of the BCBCA (a “Compulsory Acquisition”) or by a Subsequent Acquisition Transaction (as more fully described under “Subsequent Acquisition Transaction” below).

To exercise such statutory right, the Offeror must give notice (the “Offeror’s Notice”) to each holder of Nevsun Shares to whom the Offer was made but who did not accept the Offer (and each Person who subsequently acquires any such Nevsun Shares) (in each case, a “Dissenting Offeree”) within five months after the date of the Offer of such proposed acquisition. If the Offeror’s Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Nevsun Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by that Dissenting Offeree within two months after the date of the Offeror’s Notice.

Pursuant to any such application, the Court may fix the price and terms of payment for the Nevsun Shares held by a Dissenting Offeree and make any such consequential orders and give any such directions as the Court considers appropriate. Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of) the Offeror, not earlier than two months after the date of the Offeror’s Notice, must send a copy of the Offeror’s Notice to Nevsun and pay or transfer to Nevsun the consideration representing the price payable by the Offeror for the Nevsun Shares that are referred to in the Offeror’s Notice. On receiving a copy of the Offeror’s Notice and the consideration representing the price payable for the Nevsun Shares referred to in the Offeror’s Notice, Nevsun will be required to register the Offeror as a shareholder with respect to those Nevsun Shares. Any such amount received by Nevsun must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Nevsun, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

The foregoing is only a summary of the statutory right of a Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

The income tax consequences to a holder of Nevsun Shares of a Compulsory Acquisition may differ from the income tax consequences to such holder having its Nevsun Shares acquired pursuant to the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition if proposed.

Compelled Acquisition

Section 300 of the BCBCA provides that if the Offeror has not sent the Offeror’s Notice to each Dissenting Offeree within one month after becoming entitled to do so, the Offeror must send a written notice to each Dissenting Offeree stating that such Dissenting Offeree, within three months after receiving such notice, may require the Offeror to acquire the Nevsun Shares held by such Dissenting Offeree. If a Dissenting Offeree requires the Offeror to acquire its Nevsun Shares in accordance with these provisions, the Offeror must acquire those Nevsun Shares for the same price and on the same terms contained in the Offer (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a holder of Nevsun Shares. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

The income tax consequences to a holder of Nevsun Shares of a Compelled Acquisition may differ from the income tax consequences to such holder having its Nevsun Shares acquired pursuant to the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compelled Acquisition if proposed.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Nevsun Shares under the Offer, and the right of Compulsory Acquisition described above is not available for any other reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror will pursue other means of acquiring the remaining Nevsun Shares not deposited under the Offer.

Such action may include causing one or more special meetings to be called of the then Shareholders to consider a statutory arrangement, amalgamation, merger, reorganization, amendment to Nevsun’s articles, consolidation, recapitalization or similar transaction involving the Offeror and/or an affiliate of the Offeror and Nevsun and/or the Shareholders for the purpose of Nevsun becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of the Offeror (a “Subsequent Acquisition Transaction”). If the Offeror were to proceed with a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration to be paid to Shareholders pursuant to any such Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration payable under the Offer.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Nevsun Shares pursuant to the BCBCA. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Nevsun Shares. The fair value so determined could be more or less than the amount paid per Nevsun Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Nevsun Shares acquired pursuant to the Offer. If, after taking up Nevsun Shares under the Offer, the Offeror owns at least 66 2/3% of the outstanding Nevsun Shares on a fully-diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully-diluted basis pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Nevsun Shares to be able to effect a Subsequent Acquisition Transaction. There can be no assurances that the Offeror will pursue a Compulsory Acquisition or Subsequent Acquisition Transaction.

The income tax consequences to a holder of Nevsun Shares of a Subsequent Acquisition Transaction may differ from the income tax consequences to such holder having its Nevsun Shares acquired pursuant to the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if proposed.

Securities Law Requirements for Business Combinations

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Nevsun Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. Moreover, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption thereunder, the “related party” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of Nevsun for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and that therefore the “related party transaction” provision of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or an exemption under MI 61-101, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek discretionary relief from the applicable securities regulatory authorities from the valuation requirements of MI 61-101). An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided herein). The Offeror currently intends that the consideration offered per Nevsun Share under any Subsequent Acquisition Transaction proposed by it would be the same consideration offered to the Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror expects to rely on these exemptions.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the Offeror expects the provisions of the BCBCA and Nevsun’s constating documents will require the approval of 66 2/3% of the votes cast by holders of the outstanding Nevsun Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Nevsun Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” Shareholders entitled to vote will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than: (a) the Offeror (other than in respect of Nevsun Shares acquired pursuant to the Offer as described below); (b) any “interested party” (within the meaning of MI 61-101); (c) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of its directors or senior officers; and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing Persons.

MI 61-101 also provides that the Offeror may treat Nevsun Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure has been provided herein); and (d) the Shareholder who tendered such Nevsun Shares under the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer; (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer; or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Nevsun Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Nevsun Shares.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where, among other things, (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or bid; and (d) the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer.

In addition, MI 61-101 also excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where such benefit meets the criteria described in (a) to (c) of the previous paragraph and (i) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction or bid, in exchange for the equity securities beneficially owned by the related party, (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in clause (i) above, and (iii) the independent committee’s determination is disclosed in the disclosure document for the transaction or in the directors’ circular in the case of a bid.

The Offeror currently intends: (a) that the consideration offered per Nevsun Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration per Nevsun Share paid under the Offer; (b) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time; and (c) to cause any Nevsun Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

To the knowledge of the Offeror and Zijin Mining, after reasonable enquiry, only the votes attached to Nevsun Shares held by the Offeror or Zijin Mining, their respective affiliates and the directors and officers of the Offeror and Zijin Mining would be required to be excluded in determining whether “minority” approval for a Subsequent Acquisition Transaction has been obtained for the purposes of MI 61-101. See Section 9 of the Circular, “Ownership of Securities of Nevsun”.

The income tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the income tax consequences to such Shareholder having its Nevsun Shares acquired pursuant to the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if proposed.

Other Alternatives

Although the Offeror may propose a Compulsory Acquisition or Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Nevsun Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Nevsun, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Nevsun Shares in accordance with Law, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by Laws, taking no further action, purchasing additional Nevsun Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, as applicable, or acquiring the assets of Nevsun by way of an arrangement, amalgamation, reorganization, redemption, asset sale or other transaction between the Offeror and/or one or more of its affiliates.

Subject to Laws, any additional purchases of Nevsun Shares could be at a price greater than, equal to or less than the price to be paid for Nevsun Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Nevsun Shares or, subject to Laws, may sell or otherwise dispose of any or all Nevsun Shares acquired under the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Nevsun Shares under the Offer.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. On July 31, 2017, MI 61-101 came into force in the Provinces of Alberta, Manitoba and New Brunswick. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

16.                               Agreements, Commitments or Understandings

Except as described herein, there are (a) no agreements, commitments or understandings made or proposed to be made between the Offeror or Zijin Mining and any of the directors or officers of Nevsun, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful; and (b) no agreements, commitments or understandings made or proposed to be made between the Offeror or Zijin Mining and any securityholder of Nevsun relating to the Offer.

Except as described herein, there are no agreements, commitments or understandings between the Offeror or Zijin Mining and Nevsun relating to the Offer and the Offeror and Zijin Mining are not aware of any agreement, commitment or understanding that could affect control of Nevsun.

17.                               Shareholder Rights Plan

The following is a summary of certain material provisions of the Shareholder Rights Plan. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shareholder Rights Plan, which has been filed and is available on SEDAR under Nevsun’s profile at www.sedar.com.

Nevsun and the SRP Rights Agent entered into the Shareholders Rights Plan on June 8, 2011, as ratified by Shareholders on May 22, 2014 and May 3, 2017, and renewed until the close of the third annual meeting of shareholders of Nevsun occurring after May 3, 2017.

Pursuant to the Shareholder Rights Plan, Nevsun issued one SRP Right in respect of each outstanding Nevsun Share and authorized the issuance of one SRP Right in respect of each Nevsun Share issued after 4:00 p.m. Vancouver time on June 8, 2011 (the “Record Time”) and prior to the earlier of the Expiration Time (as defined in the Shareholder Rights Plan) and the Separation Time (as defined below).

The SRP Rights are attached to the Nevsun Shares and are not exercisable until the “Separation Time”, which is defined under the Shareholder Rights Plan to mean the close of business (Vancouver time) on the tenth Trading Day (as defined below) after the earliest of: (a) Stock Acquisition Date; (b) the date of the commencement of, or first public announcement of the intent of any Person (other than Nevsun or any of its subsidiaries) to make a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid (as these terms are defined below)); and (c) the date that a Permitted Bid or Competing Permitted Bid ceases to qualify as such, or such later date as may be determined by the Nevsun Board of Directors acting in good faith.

From and after the Separation Time and prior to the Expiration Time (but prior to the occurrence of a Flip-In Event (as defined below)), each SRP Right entitles the holder thereof to purchase one Nevsun Share at an exercise price (the “SRP Exercise Price”) equal to $50, subject to adjustment from time to time upon the occurrence of certain events.

A transaction in or pursuant to which any Person (an “Acquiring Person”) becomes the Beneficial Owner (as defined in the Shareholders Rights Plan) of 20% or more of the outstanding Voting Shares, other than as a result of certain exempt transactions and other exceptions, including, without limitation, acquisitions pursuant to a Permitted Bid is referred to as a “Flip-in Event”.

In the event that prior to the Expiration Time a Flip-in Event shall occur, each SRP Right shall constitute, effective from and after the later of its date of issue and at the close of business on the tenth Trading Day after the Stock Acquisition Date (or such later date as the Nevsun Board of Directors may, in good faith, determine is necessary to comply with Applicable Securities Laws or stock exchange rules), the right to purchase from Nevsun, upon exercise thereof in accordance with the terms of the Shareholder Rights Plan, that number of Voting Shares having an aggregate Market Price (as defined below) on the date of consummation or occurrence of such Flip-in Event equal to twice the SRP Exercise Price for an amount in cash equal to the SRP Exercise Price, subject to adjustment. However, SRP Rights held by an Acquiring Person, any affiliate or associate of an Acquiring Person, any Person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person, or a transferee or other successor in title of SRP Rights held by an Acquiring Person, any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or an affiliate or associate of an Acquiring Person, would become null and void upon the occurrence of a Flip-in Event. “Market Price” for a security on any date means the average of the daily closing prices per security for such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances). “Trading Day” when used with respect to any securities, means the day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

Until the Separation Time, (i) the SRP Rights shall not be exercisable and no SRP Right may be exercised, and (ii) the SRP Rights will be evidenced by the certificates representing the associated Nevsun Shares and will be transferable only together with the associated Nevsun Shares. Promptly following the Separation Time, separate certificates evidencing the SRP Rights (“Rights Certificates”), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Nevsun Shares (other than an Acquiring Person) as of the Separation Time. The SRP Rights shall be exercisable and the registration and transfer of the SRP Rights shall be separate from and independent of the Nevsun Shares from and after the Separation Time and prior to the Expiration Time of the SRP Rights in accordance with the terms of the Shareholder Rights Plan.

The occurrence of the Separation Time or a Flip-In Event does not apply to certain types of transactions, including, without limitation, Permitted Bids and Competing Permitted Bids. A “Permitted Bid” is a Take-over Bid that complies with the following: (i) the Take-over Bid must be made by way of a take-over bid circular; (ii) the Take-over Bid must be made to all holders of Voting Shares as registered on the books of Nevsun, for all Voting Shares held by them; (iii) the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited under the Take-over Bid any time during the period of time between the date of the bid and the date on which the Voting Shares may be taken up and paid for, and that any Voting Shares deposited under the Take-over Bid may be withdrawn until taken up and paid for; (iv) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days after the date of the Take-over Bid, and only if at such date more than 50% of the Voting Shares held by shareholders, other than the bidder, its associates, affiliates and Persons acting jointly or in concert and certain other Persons (the “Independent Shareholders”) shall have been deposited or tendered pursuant to the Takeover Bid and not withdrawn; and (v) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Takeover Bid and not withdrawn, the bidder will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement. A “Competing Permitted Bid” means a Take-over Bid that (i) is made after a Permitted Bid has been made and prior to expiry of that Permitted Bid; (ii) satisfies all the components of a Permitted Bid except the requirements set out in (iv) above in the definition of Permitted Bid; and (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days (or such other minimum period of days as may be prescribed by the Securities Act (British Columbia)) after the announcement of such Competing Permitted Bid; and (ii) the 60th date after the date on which the earliest Permitted Bid was made and then only if at that date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn.

Under the Shareholder Rights Plan, the Nevsun Board of Directors may, upon prior written notice to the SRP Rights agent, waive the application of the Shareholder Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares. However, if the Nevsun Board of Directors waives the application of a Flip-in Event to such a Take-over Bid, the Nevsun Board of Directors shall be deemed to have waived the application of the Shareholder Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted. Under the Shareholder Rights Plan, the Nevsun Board of Directors may, with the prior consent of the holders of Voting Shares, determine if a Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares other than the Person who has announced an intention to make or has made a Take-over Bid, and otherwise than by reason of a Person inadvertently becoming an Acquiring Person, to waive the application of the provisions to such Flip-in Event (prior to the occurrence of such Flip-in Event). However, if the Nevsun Board of Directors waives the application of the Shareholder Rights Plan in such circumstances, the Nevsun Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

The Nevsun Board of Directors also has the right, without the prior consent of the holders of Voting Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of $0.0001 per SRP Right, subject to certain adjustments (the “Redemption Price”). If the Nevsun board of Directors waives the application of the Shareholder Rights Plan to a Flip-In Event, then the Nevsun Board of Directors will be deemed to have elected to redeem the SRP Rights on the date that the bidder takes up and pays for the Voting Shares pursuant to the terms of the Take-over Bid, Permitted Bid, or Competing Permitted Bid.

Nevsun represented in the Pre-Acquisition Agreement that a Flip-in Event was waived in connection with the Lundin Mining Offer, which in accordance with the terms of the Shareholder Rights Plan, results in a waiver of the

Flip-in Event for the Offer. Nevsun also represented that the Separation Time was deferred generally in connection with the Lundin Mining Offer.

Under the Shareholders Rights Plan, on the date that the Offeror takes up and pays for the Deposited Nevsun Shares, the Nevsun Board of Directors will be deemed to have elected to redeem all SRP Rights in exchange for the Redemption Price and the right to exercise the SRP Rights will be terminated.

18.                               Certain Canadian Federal Income Tax Considerations

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (as amended from time to time, the “Tax Act”), as of the date hereof, that generally apply to a Shareholder who sells Nevsun Shares pursuant to the Offer or otherwise disposes of Nevsun Shares pursuant to certain transactions described under Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer” and who, for purposes of the Tax Act and at all relevant times holds the Nevsun Shares as capital property, deals at arm’s length with Nevsun and the Offeror and is not affiliated with Nevsun or the Offeror (a “Holder”). Generally, the Nevsun Shares will be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Shareholder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to report its “Canadian tax results,” as defined in the Tax Act, in a currency other than Canadian Dollars, (v) that has entered or will enter into a “derivative forward agreement,” as such term is defined in the Tax Act, with respect to Nevsun Shares (vi) that holds Nevsun Shares as part of a “dividend rental arrangement” as defined in the Tax Act, or (vii) who acquired Nevsun Shares on the exercise of an employee stock option. All such Shareholders are advised to consult with their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by it prior to the date hereof. This summary takes into account all specific proposals (the “Tax Proposals”) to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. This summary does not otherwise take into account or anticipate any changes in Law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may materially differ from the Canadian federal income tax considerations described herein.

This summary assumes that any Person that held or holds at any time options, warrants or other conversion or exchange rights to acquire Nevsun Shares will have exercised them and acquired Nevsun Shares. Accordingly, this summary does not address Persons who hold such rights and such Persons should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof, or replacement thereof, after the Expiry Time and of the acquisition, holding and disposing of Nevsun Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion of the income tax considerations set forth in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder to whom the Offer is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Nevsun Shares under the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax Laws, and under foreign tax Laws, having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary only applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Nevsun Shares might not otherwise be considered capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Nevsun Shares, and all other “Canadian securities” as defined in the Tax Act owned by such Resident Holder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors.

Disposition of Nevsun Shares Pursuant to the Offer

A Resident Holder whose Nevsun Shares are taken up and paid for under the Offer will be considered to have disposed of such Nevsun Shares for purposes of the Tax Act. Generally, a Resident Holder whose Nevsun Shares are disposed of will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition received by the Resident Holder for such Nevsun Shares, less any reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base to the Resident Holder of such Nevsun Shares immediately before the disposition.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year.

Allowable capital losses in excess of taxable capital gains for a particular year generally may be carried back and deducted against taxable capital gains realized in any of the three preceding taxation years or carried forward and deducted in any following taxation year, to the extent and under the circumstances specified in the Tax Act.

In general, the amount of any capital loss realized by a Resident Holder which is a corporation on the disposition of Nevsun Shares may be reduced by the amount of any dividends previously received or deemed to have been received on such Nevsun Shares (or on a share for which such Nevsun Share is substituted or exchanged), subject to and in the circumstances specified in the Tax Act. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Nevsun Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable for an additional refundable tax of 10 2/3% on certain investment income for the year, including taxable capital gains.

Capital gains realized by individuals and trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

Disposition of Nevsun Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

As described under Section 15 of this Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compulsory Acquisition” and “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compelled Acquisition,” the Offeror may, in certain circumstances, acquire Nevsun Shares not deposited pursuant to the Offer pursuant to the provisions of the BCBCA.

The Canadian federal income tax consequences to Resident Holders of a disposition of Nevsun Shares in such circumstances generally will be the same as described above, unless a Resident Holder exercises the right to go to court for a determination of fair value and is entitled to receive the fair value of the Resident Holder’s Nevsun

Shares. In this case, the proceeds of disposition of the Resident Holder’s Nevsun Shares will be the amount (other than interest) determined by the court. As a result, such Resident Holder will realize a capital gain (or capital loss) generally calculated in the same manner and with the same tax consequences as described above. The Resident Holder will be required to include in computing its income any interest awarded by the court in connection with a Compulsory Acquisition or a Compelled Acquisition.

Resident Holders should consult their own tax advisors with respect to the potential tax consequences to them of disposing of their Nevsun Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Nevsun Shares Pursuant to a Subsequent Acquisition Transaction

As described under Section 15 of this Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Subsequent Acquisition Transaction,” if the Offeror does not acquire all of the Nevsun Shares pursuant to the Offer or by means of a Compulsory Acquisition or Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Nevsun Shares.

The Canadian federal income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. The Offeror may propose an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction. It is not practical to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Holder except in very general terms. However, the Canadian federal income tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the disposition of Nevsun Shares under the Offer and will depend on the particular form and circumstances of such Subsequent Acquisition Transaction. For example, a Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or recognize both results. No opinion is expressed herein as to the Canadian federal income tax consequences of any such Subsequent Acquisition Transaction to a Resident Holder.

Resident Holders should consult their own tax advisors with respect to the potential tax consequences to them of disposing of their Nevsun Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 13 of this Circular, “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure”, the Nevsun Shares may cease to be listed on the TSX following the completion of the Offer. Resident Holders are cautioned that, if the Nevsun Shares are no longer listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) and Nevsun ceases to be a “public corporation” for purposes of the Tax Act, the Nevsun Shares will not be “qualified investments” (as defined in the Tax Act) for trusts governed by registered retirement savings plans, registered retired income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (as each term is defined in the Tax Act). Resident Holders who hold Nevsun Shares in such plans should consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Holders Not Resident in Canada

The following portion of this summary only applies to a Holder who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Nevsun Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary does not apply to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are “authorized foreign banks” as defined in the Tax Act. Such Non- Resident Holders should consult their own tax advisors.

Disposition of Nevsun Shares Pursuant to the Offer

A Non-Resident Holder who disposes of Nevsun Shares to the Offeror pursuant to the Offer will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the Nevsun Shares unless such Nevsun Shares are (or are deemed to be) “taxable Canadian property,” as defined in the Tax Act, of the Non-

Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Nevsun Shares are listed on a “designated stock exchange” (which currently includes the TSX) at the time of disposition, the Nevsun Shares generally will not be “taxable Canadian property” of a Non-Resident Holder at the time of disposition, unless at any time during the 60-month period immediately preceding the disposition the following two conditions have been met concurrently: (i) the Non-Resident Holder, Persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a Person with whom the Non-Resident Holder does not deal at arm’s length, hold a membership interest directly or indirectly thorough one or more partnerships, or the Non-Resident Holder together with all such Persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Nevsun; and (ii) more than 50% of the fair market value of the Nevsun Share was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource property” as defined in the Tax Act; (c) “timber resource property” as defined in the Tax Act; and (d) options in respect of, or interests in, or for civil Law rights in, property in (a) to (c) whether or not such property exists.

Notwithstanding the foregoing, in certain circumstances as set out in the Tax Act, the Nevsun Shares could be deemed to be “taxable Canadian property” of the Non-Resident Holder.

Even if the Nevsun Shares are “taxable Canadian property” of a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Nevsun Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act provided that the Nevsun Shares constitute “treaty-protected property” as defined in the Tax Act. Nevsun Shares will generally be “treaty-protected property” to a Non-Resident Holder at the time of the disposition if the gain from the disposition of such Nevsun Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

In the event that the Nevsun Shares constitute “taxable Canadian property” but not “treaty-protected property” to a particular Non-Resident Holder on the disposition thereof pursuant to the Offer, such Non-Resident Holder will realize a capital gain (or capital loss) generally computed in the manner described above under the subheading “Holders Resident in Canada - Disposition of Nevsun Shares Pursuant to the Offer.” The Non-Resident Holder may be subject to tax under the Tax Act in respect of any such capital gain realized on the disposition and the Non-Resident Holder may be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs (unless the disposition is an “excluded disposition” as defined in the Tax Act).

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Nevsun Shares under the Offer.

Disposition of Nevsun Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

As described in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compulsory Acquisition” and “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compelled Acquisition,” the Offeror may, in certain circumstances, acquire Nevsun Shares not deposited pursuant to the Offer pursuant to the provisions of the BCBCA.

The Canadian federal income tax consequences to a Non-Resident Holder who disposes of Nevsun Shares in such circumstances generally will be the same as described under “Holders Not Resident in Canada - Disposition of Nevsun Shares Pursuant to the Offer” except that in determining whether a Nevsun Share is “taxable Canadian property”, more stringent rules may be applied where the Nevsun Shares cease to be listed on a designated stock exchange (see subheading “Holders Not Resident in Canada - Potential Delisting”).

Interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition or a Compelled Acquisition will generally not be subject to Canadian withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential Canadian federal income tax consequences to them of disposing of their Nevsun Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Nevsun Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Subsequent Acquisition Transaction,” if the Offeror does not acquire all of the Nevsun Shares pursuant to the Offer, by means of a Compulsory Acquisition or by means of a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Nevsun Shares.

The Canadian federal income tax consequences under a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above.

A Non-Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or a capital loss, be deemed to receive a dividend or recognize both results as discussed above under “Holders Resident in Canada - Disposition of Nevsun Shares Pursuant to a Subsequent Acquisition Transaction.” Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will generally be subject to taxation as described above under “Holders Not Resident In Canada - Disposition of Nevsun Shares Pursuant to the Offer” except that in determining whether a Nevsun Share is “taxable Canadian property”, more stringent rules may be applied where the Nevsun Shares cease to be listed on a designated stock exchange (see subheading “Holders Not Resident in Canada - Potential Delisting”).

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non- Resident Holder is resident. For example, if the Non-Resident Holder is a resident of the United States who is entitled to benefits under the Canada — United States Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Any interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of their Nevsun Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 13 of this Circular, “Effect of the Offer on the Market for and Listing of Nevsun Shares, Stock Exchange Listing and Public Disclosure”, the Nevsun Shares may cease to be listed on the TSX following the completion of the Offer. Non-Resident Holders are cautioned that, if the Nevsun Shares are no longer listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) at the time of their disposition, the Nevsun Shares may constitute taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Nevsun Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties, and options in respect of, or interests in, or for civil Law rights in, any of the foregoing properties (whether or not such property exists).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Nevsun Shares could also be deemed to be taxable Canadian property to the Non-Resident Holder. Non-Resident Holders should consult their own tax advisors for advice as to whether their Nevsun Shares may constitute taxable Canadian property, having regard to their particular circumstances.

If the Nevsun Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition and are not treaty-protected property of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. Furthermore, if the Nevsun Shares are not listed on a recognized stock exchange at the time of their disposition, and are not “treaty protected property” of the Non-Resident Holder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless the Offeror has received a clearance certificate from the CRA pursuant to section 116 of the Tax Act relating to the disposition of a Non-Resident Holder’s Nevsun Shares, the Offeror may deduct or withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Nevsun Shares under the Offer.

19.                               Certain United States Federal Income Tax Considerations

The following sets forth the material U.S. federal income tax consequences of the disposition of the Nevsun Shares by a U.S. Holder (as defined below) pursuant to the Offer, a Compulsory Acquisition or a Compelled Acquisition. This discussion applies only to U.S. Holders. This summary is based upon U.S. federal income tax Laws, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations under the Code, published rulings and court decisions, and the Canada-United States Tax Convention (1980), as amended. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe below.

The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. Holder. It does not address all U.S. federal income tax considerations that might be relevant to all categories of U.S. Holders, certain of which (such as banks or other financial institutions, regulated investment companies, real estate investment trusts, insurance companies, dealers or traders in securities, tax-exempt entities, Persons holding the Nevsun Shares as part of a “straddle,” “hedge,” conversion or other integrated transaction, holders whose “functional currency” is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes or Persons holding the Nevsun Shares through a partnership or other pass-through entity, U.S. expatriates, individual holders liable for alternative minimum tax, U.S. Holders that received Nevsun Shares as compensation or on the exercise of an employee stock option, U.S. Holders that hold Nevsun Shares other than as a capital asset within the meaning of Section 1221 of the Code, and U.S. Holders that own, or have owned, directly, indirectly or constructively, 10% or more of the voting securities of Nevsun) are subject to special tax treatment. This summary does not address estate and gift tax consequences or any non-U.S., state or local tax consequences of a disposition of the Nevsun Shares. In addition to reviewing this discussion, U.S. Holders should be sure to also review the discussion above concerning “Certain Canadian Federal Income tax Considerations — Holders Not Resident in Canada.” As used herein, a “U.S. Holder” means a beneficial owner of Nevsun Shares that is, for U.S. federal income tax purposes, any of the following:

•                                          an individual who is a citizen or a resident alien of the United States as determined for U.S. federal income tax purposes;

•                                          a corporation, partnership or other entity taxable as a corporation or partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                                          an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

•                                          a trust (A) the administration of which is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. Persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) holds Nevsun Shares, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. A partner in or owner of a partnership or other pass-through entity that is considering a disposition of Nevsun Shares should consult its own tax advisor regarding the tax consequences of disposing of the Nevsun Shares.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Nevsun Shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is given.

U.S. Holders should consult their own tax advisors concerning the application of the following rules to their particular situations, as well as the estate and gift tax consequences and the tax consequences to them under the laws of any other taxing jurisdiction.

Disposition of Nevsun Shares Pursuant to the Offer

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss on the disposition of Nevsun Shares pursuant to the Offer as currently contemplated equal to the difference between the amount of cash received (determined in U.S. dollars as described below) and such U.S. Holder’s adjusted tax basis in such Nevsun Shares. Such gain or loss generally will constitute income or loss from sources within the U.S. for foreign tax credit limitation purposes, and will be long-term capital gain or loss if the Nevsun Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations.

In the case of a cash-basis U.S. Holder that receives Canadian dollars in connection with the sale of Nevsun Shares pursuant to the Offer, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to such Nevsun Shares, as determined on the settlement date of such disposition. If a U.S. Holder is an accrual-basis taxpayer, such U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a disposition of Nevsun Shares pursuant to the Offer, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes (in addition to any gain or loss realized on the disposition of Nevsun Shares pursuant to the Offer) equal to the difference between the U.S. dollar values of the Canadian dollars received on the date of such disposition and on the date of payment (i.e., the settlement date). Any such foreign currency gain or loss would be treated as ordinary income or loss and generally would be income or loss from U.S. sources for foreign tax credit purposes. If foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any foreign currency gain or loss upon such conversion. U.S. Holders should consult their own independent tax advisors regarding the U.S. tax consequences of acquiring, holding, and disposing of Canadian dollars.

Disposition of Nevsun Shares Pursuant to a Compulsory Acquisition or Compelled Acquisition

As described in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer — Compulsory Acquisition” and “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compelled Acquisition,” the Offeror may, in certain circumstances, acquire Nevsun Shares not deposited pursuant to the Offer pursuant to the provisions of the BCBCA. In general, the tax consequences to a U.S. Holder of a disposition of Nevsun Shares in such circumstances will be as described above under the heading “Disposition of Nevsun Shares Pursuant to the Offer”. In addition, a portion of the actual payment received by a U.S. Holder exercising dissenters’ rights may be characterized as interest income (instead of capital gain or loss), in which case the U.S. dollar equivalent to the Canadian dollar amount of such portion generally would be included in ordinary income in accordance with the U.S. Holder’s method of accounting.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Nevsun Shares acquired pursuant to a Compulsory Acquisition or Compelled Acquisition.

Disposition of Nevsun Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction,” if the Offeror does not acquire all of the Nevsun Shares pursuant to the Offer, by means of a Compulsory Acquisition or by means of a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Nevsun Shares.

The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from the U.S. federal income tax consequences described herein for U.S. Holders who dispose of their Nevsun Shares pursuant to the Offer, a Compulsory Acquisition, or Compelled Acquisition. Accordingly, it is not possible to definitively comment as to the tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Nevsun Shares acquired pursuant to a Subsequent Acquisition Transaction.

Passive Foreign Investment Company Considerations

Special, generally adverse rules apply to the ownership and disposition of the stock of a passive foreign investment company (“PFIC”). A non-U.S. entity treated as a corporation for U.S. federal income tax purposes is a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain “look through” rules, either (a) at least 75% of its gross income is “passive” income or (b) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. “Passive income” generally includes, among other things, dividends, interest, certain royalties, rents, and gains from commodities and securities transactions and from the disposition of property that gives rise to passive income.

In a September 2016 filing with the SEC, Nevsun disclosed that it did not expect to be a PFIC for the taxable year ending December 31, 2016. The Offeror has made no independent determination as to whether Nevsun is or has been classified as a PFIC. Because the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question, no assurance can be provided that Nevsun is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder held Nevsun Shares.

If Nevsun is or was a PFIC during a U.S. Holder’s period of ownership of Nevsun Shares and such U.S. Holder has not made any election under the PFIC rules with respect to its Nevsun Shares, then any gain recognized by such holder on the disposition of the Nevsun Shares pursuant to the Offer generally would be allocated ratably to each day of such holder’s holding period for the Nevsun Shares. The amount of any such gain allocated to the taxable year of the disposition (or to a year prior to the first year in which Nevsun was a PFIC) would be treated for U.S. federal income tax purposes as ordinary income. The amounts allocated to any other taxable year would be subject to U.S. federal income tax at the highest rate of tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due for each such year.

The tax consequences described in the preceding paragraph could differ for any U.S. Holder that has made an election under the PFIC rules to treat Nevsun as a “qualified electing fund” or that has made a mark-to-market election with respect to such holder’s Nevsun Shares. In order for a U.S. Holder to have made a “qualified electing fund” election, Nevsun must have issued a PFIC Annual Information Statement to such U.S. Holder, setting forth certain information required for purposes of such U.S. Holder’s tax reporting. The Offeror has made no independent determination as to whether Nevsun will issue, or has issued, a PFIC Annual Information Statement with respect to a taxable year (if any) during which Nevsun was a PFIC, and no assurance can be provided that Nevsun will issue, or has issued, a PFIC Annual Information Statement for any such taxable year. Each U.S. Holder should consult an independent tax advisor regarding the application of the PFIC rules to such holder in connection with the Offer, including the effect of any “qualified electing fund” or mark-to-market election, if available, under the PFIC rules.

Foreign Tax Credit

A U.S. Holder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition or a Compelled Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Nevsun Shares generally will be U.S. source gain for foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Nevsun Shares in the Offer (or a Compulsory Acquisition or a Compelled Acquisition).

Backup Withholding Tax and Information Reporting Requirements

U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received pursuant to the exchange of Nevsun Shares for cash. In general, a U.S. Holder will be subject to backup withholding if such holder receives a reportable payment and (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) the payor of such reportable payment is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding; or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt Persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts will be required to pay up to an additional 3.8% tax on capital gains from the disposition of their Nevsun Shares. U.S. Holders are urged to consult their own tax advisors regarding the possible application of this tax to their disposition of Nevsun Shares.

20.                               Statutory Rights

Applicable Securities Laws in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the Applicable Securities Laws of their province or territory for particulars of those rights and consult their legal advisors.

21.                               Depositary

The Depositary will receive deposits of certificate(s) or DRS Statement(s) representing Nevsun Shares and accompanying Letters of Transmittal at its Toronto, Ontario office specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing payment for Nevsun Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under Applicable Securities Laws.

Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Nevsun Shares directly to the Depositary.

22.                               Expenses of the Offer

The Offeror will be responsible for paying its fees and expenses in connection with the Offer and Circular including, without limitation all legal, financial advisory, filing and printing costs incurred in connection with the Offer.

23.                               Financial Advisor, Dealer Manager and Soliciting Dealer Group

Morgan Stanley has been retained by the Offeror to act as financial advisor to the Offeror with respect to the Offer.

The Offeror may, in its sole discretion, also retain the services of Morgan Stanley as dealer manager, or such other dealer manager as it determines, to form and manage a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer from Persons who are resident in Canada on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in a retainer agreement for such services. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”.

The Offeror expects that if a dealer manager is engaged and/or a Soliciting Dealer Group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by soliciting dealers, if any, may solicit their clients to deposit or tender their Nevsun Shares to the Offer. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Nevsun Share deposited or tendered to the Offer by clients of or served by the investment advisor or registered representative.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer. Shareholders should contact the Depositary or Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their Nevsun Shares with the Depositary.

Except as set out herein, the Offeror has not agreed to pay any fees or commissions to any broker, investment dealer or other Person for soliciting tenders of Nevsun Shares under the Offer; provided that the Offeror may make other arrangements with soliciting dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer period if it considers it appropriate to do so.

24.                               Legal Matters

Certain legal matters will be passed upon by Fasken Martineau DuMoulin LLP, the Offeror’s Canadian counsel, on matters of Ontario and British Columbia Law, the federal Laws of Canada applicable in Ontario and British Columbia and Canadian tax Laws. Certain legal matters in connection with the Offer relating to United States Law will be passed upon by Jenner & Block LLP, the Offeror’s United States counsel. As of the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially own, directly or indirectly, in the aggregate, less than 1% of the issued and outstanding securities of Nevsun, the Offeror and Zijin Mining.

25.                               Directors’ Approval

The contents of the Offer and the Circular have been approved, and the sending of the Offer and Circular to the Shareholders and holders of Convertible Securities have been authorized, by each of the board of directors of the Offeror and the board of directors of Zijin Mining.

GLOSSARY

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“Acquiring Person” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“affiliate” has the meaning ascribed thereto in NI 62-104;

“Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance”;

“allowable capital loss” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations- Capital Gains and Capital Loses”;

“Alternative Transaction” means, in respect of Nevsun: (a) an amalgamation, merger, arrangement, consolidation, or any other transaction involving Nevsun, or an amendment to the terms of a class of its equity securities, as a consequence of which the interest of a holder of an equity security of Nevsun may be terminated without the holder’s consent, regardless of whether the equity security is replaced with another security, but does not include: (i) a consolidation of securities that does not have the effect of terminating the interests of holders of equity securities of Nevsun in those securities without their consent, except to an extent that is nominal in the circumstances, (ii) a circumstance in which Nevsun may terminate a holder’s interest in a security, under the terms attached to the security, for the purpose of enforcing an ownership or voting constraint that is necessary to enable Nevsun to comply with legislation, lawfully engage in a particular activity or have a specified level of Canadian ownership, or (iii) a transaction solely between or among Nevsun and one or more of its subsidiaries, (b) a sale, lease or exchange of all or substantially all the property of Nevsun if the sale, lease or exchange is not in the ordinary course of its business, but does not include a sale, lease or exchange solely between or among Nevsun and one or more of its subsidiaries;

“Applicable Securities Laws” means the Securities Act (British Columbia) and the regulations thereunder and all other applicable Canadian and United States securities Laws;

“ARC” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters”;

“associate” has the meaning ascribed thereto in NI 62-104;

“Bank of China Facility” has the meaning ascribed thereto in Section 8 of the Circular, “Source of Funds”;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bisha Project” means the Bisha Mine owned and operated by BMSC which is located approximately 150 km west of Asmara, Eritrea and hosts a copper-zinc-gold-silver deposit and includes various satellite volcanogenic massive sulphide deposits under license by BMSC.

“BMSC” means Bisha Mining Share Company, an Eritrean entity which is a 60% owned indirect subsidiary of Nevsun with the 40% balance of the outstanding shares owned by ENAMCO.

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Nevsun Shares into the Depositary’s account at CDS or DTC, as applicable;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario or Vancouver, British Columbia;

“CCBC” means the China Construction Bank Corporation;

“CCBC Facility” has the meaning ascribed thereto in Section 8 of the Circular, “Source of Funds”;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee (which is, at the date hereof, CDS & Co.);

“CDS Participant” means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

“CDSX” means the clearing and settlement system for debt and equity securities in Canada;

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“Code” means the U.S. Internal Revenue Code of 1986

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes a person duly authorized to exercise the powers and to perform the duties of the Commissioner of Competition;

“Commitment Letter” has the meaning ascribed thereto in Section 8 of the Circular, “Source of Funds”;

“Compelled Acquisition” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compelled Acquisition”;

“Competing Permitted Bid” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“Competition Act” means the Competition Act (Canada), as amended;

“Competition Tribunal” means the Competition Tribunal established by subsection 3(1) of the Competition Tribunal Act (Canada);

“Compulsory Acquisition” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compulsory Acquisition”;

“Convertible Securities” means options, warrants, and all other securities exercisable for, convertible into or exchangeable for Nevsun Shares, other than the SRP Rights;

“Court” means the Supreme Court of British Columbia;

“CRA” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Depositary” means Computershare Trust Company of Canada;

“Deposited Nevsun Shares” has the meaning ascribed thereto in Section 3 of the Offer “Manner of Acceptance - Dividends and Distributions”;

“Director of Investments” means the Director of Investments appointed under section 6 of the Investment Canada Act;

“Dissenting Offeree” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer “Manner of Acceptance - Dividends and Distributions”;

“DRS Statements” means direct registration statements;

“DTC” means The Depository Trust Company;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the United States Securities and Exchange Commission.

“Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks in Canada or the United States;

“Expiry Date” means December 28 2018 or such earlier or later date or dates to which the Offer may be abridged or extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Variation or Change of the Offer”;

“Expiry Time” means, in respect of the Offer, 5:00 p.m. (Toronto time) on the Expiry Date;

“Flip-in Event” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“Gold Mountains” means Gold Mountains (H.K.) International Mining Company Limited;

“Governmental Entity” means: (a) any international, supranational, national, federal, state, provincial, territorial, municipal, local (or other political subdivision of the foregoing) entity exercising any executive, legislative, judicial, regulatory, administrative or quasi-governmental function, including any agency, board, body, bureau, court, tribunal (whether public or private), commissioner, commission (including any securities commission) or any central bank (or similar monetary or regulatory authority) or other entity acting on behalf of or with delegated authority from any of the foregoing; (b) any stock exchange; or (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing established to perform a duty or function on its behalf;

“Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Independent Shareholders” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“Information Agent” means D.F. King, a division of AST Investor Services Inc. (Canada);

“Intermediary” means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed thereto in National Instrument 54-101 of the Canadian Securities Administrators, as amended) that holds securities on behalf of a Person who is not the registered holder thereof;

“IRS” means the United States Internal Revenue Service;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1 Supp.), as amended;

“joint actor” has the meaning ascribed thereto in MI 61-101;

“Laws” means laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and Circular to be delivered by holders of Nevsun Shares to the Depositary to effect the tender of Nevsun Shares pursuant to the Offer;

“LIBOR” means the London Interbank Offered Rate, as more particularly set out in the CCBC Facility;

“Lock-Up Agreement” means the lock-up agreements entered into between Zijin Mining and the Locked-Up Shareholders, dated September 4, 2018;

“Locked-Up Shareholders” means the directors and officers of Nevsun, who have entered into a Lock-Up Agreement, including Ian Ashby, Marc Blythe, Geoff Chater, Anne Giardini, Joseph Giuffre, Peter G. Kukielski, Ryan MacWilliam, Peter M. Manojlovic, Jerzy Orzechowski, Ian Pearce, Todd Romaine, Stephen Scott, David Smith and Scott Trebilcock;

“Lundin Mining” means Lundin Mining Corporation, a corporation incorporated under the Laws of Canada;

“Lundin Mining Offer” has the meaning ascribed thereto in “Questions and Answers About the Offer”;

“Mandatory Extension Period” has the meaning ascribed thereto in Section 6 of the Offer, “Take Up and Payment for Deposited Nevsun Shares”;

“Market Price” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“Material Adverse Effect” means any event, change, occurrence, circumstance, fact, or state of being which has or would reasonably be expected to have a material and adverse effect on the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), contractual arrangements, operations, permits, or properties of Nevsun and its Subsidiaries taken as a whole, including a material change and a material fact, provided that it shall not include any such event, change occurrence, circumstance, fact, or state of being resulting from: (i) the announcement of the execution of this Agreement or the transactions contemplated herein or the performance of the covenants and obligations herein; (ii) any action taken by Nevsun at the request of the Offeror or as required under this Agreement, or the failure to take any action prohibited by this Agreement; (iii) changes in the global economy or securities or currency markets in general, except where any such change has a materially disproportionate effect on Nevsun or any of its Subsidiaries, as compared to other companies of similar size to Nevsun and its Subsidiaries operating in the mining industry; (iv) changes in applicable Laws (other than orders, judgments decrees against Nevsun or any of its Subsidiaries) or in IFRS, except where any such change has a materially disproportionate effect on Nevsun or any of its Subsidiaries as compared to other companies of similar size to Nevsun and its Subsidiaries operating in the mining industry; (v) any natural disaster, commencement or continuation of war, armed hostilities or acts of terrorism, except where any such natural disaster, commencement or continuation of war, armed hostilities or acts of terrorism has a materially disproportionate effect on Nevsun or any of its Subsidiaries as compared to other companies of similar size to Nevsun and its Subsidiaries operating in the mining industry; (vi) changes generally affecting the global mining industry, except where any such change has a materially disproportionate effect on Nevsun or any of its Subsidiaries, as compared to other companies of similar size to Nevsun and its Subsidiaries operating in the mining industry; or (vii) any decrease in the market price or any decline in the trading volume of the Shares on the TSX or the NYSE (it being understood, however, that any event, change or effect causing or contributing to any such decreases in market price may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred).

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto in the Offer under “Conditions of the Offer”;

“Minister” means the responsible Minister under the Investment Canada Act;

“Net Benefit Ruling” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters”;

“Nevsun” means Nevsun Resources Ltd., a corporation existing under the BCBCA;

“Nevsun Board of Directors” means the board of directors of Nevsun;

“Nevsun Shares” means the issued and outstanding common shares of Nevsun, including, without limitation, common shares of Nevsun issued on the exercise, conversion or exchange of Convertible Securities, and “Nevsun Share” means any one common share of Nevsun;

“NI 62-104” means National Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended or replaces from time to time;

“Non-Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations - Holders Not Resident In Canada”;

“Notice of Change” has the meaning ascribed thereto in Section 5 of the Offer, “Variation or Change of the Offer”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“Notifiable Transaction” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters”;

“Notification” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters”;

“NYSE MKT” means NYSE American;

“Offer” means the offer to purchase all of the issued and outstanding Nevsun Shares, the terms of which are set forth in the accompanying Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offer to Acquire” means, for the purpose of the Shareholder Rights Plan: (i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and (ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited; or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

“Offeror” means 1178180 B.C. Ltd., a wholly owned subsidiary of Zijin Mining, incorporated under the Laws of British Columbia;

“Offeror’s Notice” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Compulsory Acquisition”;

“Optional Extension Periods” has the meaning ascribed thereto in the Summary Section of the Offer, “Take Up and Payment for Deposited Nevsun Shares”;

“Permitted Bid” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Considerations”;

“PFIC Annual Information Statement” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Considerations”;

“Pre-Acquisition Agreement” means the pre-acquisition agreement entered into between Zijin Mining, and Nevsun dated September 4, 2018;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance - Power of Attorney”;

“Record Time” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“Regulatory Approvals” means, collectively, the Competition Act Approval, the Investment Canada Act Approval, the PRC Approvals and such other approvals required under applicable Law and agreed to by the Parties in writing, acting reasonably;

“Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada”;

“Reviewable Transaction” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters”;

“Rights Certificates” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Separation Time” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of June 8, 2011 and ratified by Shareholders on May 22, 2014 and May 3, 2017 entered into between Nevsun and the SRP Rights Agent, and any shareholder rights plan adopted by Nevsun after that date;

“Shareholders” means holders of Nevsun Shares other than the Offeror or affiliates of the Offeror;

“SOE” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters”;

“SOE Guidelines” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters”;

“Soliciting Dealer” has the meaning ascribed there to in Section 23 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”;

“SRP Exercise Price” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“SRP Rights” mean the rights issued pursuant to the Shareholder Rights Plan, and “SRP Right” means any one of them;

“SRP Rights Agent” means Computershare Trust Services Inc., the rights agent under the Shareholder Rights Plan;

“Statutory Minimum Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, an early warning report filed pursuant to Applicable Securities Laws) by Nevsun, or any other Person of facts indicating that any Person has become an Acquiring Person;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer - Subsequent Acquisition Transaction”;

“Subsequent Information Request” has the meaning ascribed thereto in Section 14 of the Circular, “Regulatory Matters”;

“Take-over Bid” means, for the purposes of the Shareholder Rights Plan, an Offer to Acquire Voting Shares or convertible securities (or both) if, assuming that the Voting Shares or convertible securities that are the subject of the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned (as defined in the Shareholder Rights Plan) by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the outstanding Voting Shares;

“Tax Act” means the Income Tax Act (Canada);

“Tax Proposals” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations - Capital Gains and Capital Losses”;

“Timok Project” has the meaning ascribed thereto in Section 3 of the Circular, “Nevsun Resources Ltd.”;

“Trading Day” has the meaning ascribed thereto in Section 17 of the Circular, “Shareholder Rights Plan”;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Voting Shares” means, for the purposes of the Shareholder Rights Plan, collectively, the common shares of Nevsun and any other shares of capital stock or voting interests of Nevsun entitled to vote generally in the election of all directors; and

“Zijin Mining” means Zijin Mining Group Co. Ltd., a corporation incorporated under the laws of the People’s Republic of China.

CONSENT OF FASKEN MARTINEAU DUMOULIN LLP

To:                             The Board of Directors of 1178180 B.C. Ltd. and Zijin Mining Group Co. Ltd.:

We hereby consent to the reference to our opinion contained under Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, accompanying the Offer dated September 14, 2018 by 1178180 B.C. Ltd. to the holders of common shares of Nevsun Resources Ltd.

Toronto, Ontario

September 14, 2018

(signed) “Fasken Martineau DuMoulin LLP”

APPROVAL AND CERTIFICATE OF 1178180 B.C. LTD.

DATED: September 14, 2018

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of common shares of Nevsun Resources Ltd. has been authorized by the board of directors of 1178180 B.C. Ltd.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Qiaochun Zhang”	(signed) “Cheung Man Fan”
Director	Director

APPROVAL AND CERTIFICATE OF ZIJIN MINING GROUP CO. LTD.

DATED: September 14, 2018

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of common shares of Nevsun Resources Ltd. has been authorized by the board of directors of Zijin Mining Group Co. Ltd.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Fusheng Lan”	(signed) “Hongying Lin”
President and Vice Chairman	Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) “Jinghe Chen”	(signed) “Qixue Fang”
Director	Director

Any questions and requests for assistance may be directed to

Zijin Mining’s Information Agent:

North American Toll Free Phone:

1-866-822-1238

Outside North America, Banks, Brokers and Collect Calls: 1-212-771-1133

Email: inquiries@dfking.com

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7021	100 University Avenue
31 Adelaide St E	8th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attn: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY 1178180 B.C. LTD., A WHOLLY OWNED SUBSIDIARY OF ZIJIN MINING GROUP CO., LTD., TO PURCHASE ALL THE OUTSTANDING COMMON SHARES TOGETHER WITH THE ASSOCIATED RIGHTS ISSUED AND OUTSTANDING UNDER THE SHAREHOLDER RIGHTS PLAN OF NEVSUN RESOURCES LTD. (INCLUDING ANY COMMON SHARES THAT MAY BECOME ISSUED AND OUTSTANDING AFTER THE DATE OF THE OFFER BUT PRIOR TO THE EXPIRY TIME (AS DEFINED HEREIN)).

LETTER OF TRANSMITTAL

for the deposit of common shares of

NEVSUN RESOURCES LTD.

under the Offer dated September 14, 2018 made by

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO., LTD.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON DECEMBER 28, 2018 (THE “EXPIRY TIME”) UNLESS THE OFFER IS ACCELERATED, EXTENDED OR WITHDRAWN BY THE OFFEROR.

USE THIS LETTER OF TRANSMITTAL IF:

1.                                      YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING COMMON SHARES AND ASSOCIATED SRP RIGHTS

2.                                      YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.                                      YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY PRINTED ON GREEN PAPER.

SHAREHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal (the “Letter of Transmittal”), properly completed and executed, together with all other required documents, is to be used to deposit common shares (the “Nevsun Shares”), of Nevsun Resources Ltd. (“Nevsun”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Nevsun (the “Shareholder Rights Plan”) under the offer dated September 14, 2018 (the “Offer”) made by 1178180 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Zijin Mining Group Co., Ltd., (“Zijin Mining”) to purchase, upon and subject to the terms and conditions of the Offer, all of the issued and outstanding Nevsun Shares, together with all associated SRP Rights, including all Nevsun Shares that may become issued and outstanding after the date of the Offer, but before the Expiry Time, upon exercise, conversion or exchange of options, warrants or other securities of Nevsun that are exercisable for, convertible into or exchangeable for Nevsun Shares, other than SRP Rights, and must be received by Computershare Trust Company of Canada (the “Depositary”) at or prior to the Expiry Time at its office specified below. Pursuant to the Offer, holders of Nevsun Shares (the “Shareholders”) will receive C$6.00 in cash for each Nevsun Share held.

Shareholders may also accept the Offer by following the procedures for a book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”. A Shareholder accepting the Offer by

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following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who accept the Offer through book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Nevsun Shares are deposited by way of book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the Person on whose behalf that book-entry transfer is made (notwithstanding that such Person has not executed a Letter of Transmittal).

If a Shareholder wishes to deposit Nevsun Shares pursuant to the Offer and: (i) the certificate(s) representing such Nevsun Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Nevsun Shares may nevertheless be deposited under the Offer in compliance with the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery (printed on GREEN paper) accompanying the Offer and Circular. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the offer and take-over bid circular dated September 14, 2018 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Nevsun Shares that is (a) an individual citizen or a resident alien of the United States as determined for U.S. federal income tax purposes, (b) a corporation, partnership or other entity taxable as a corporation or partnership created or organized under the Laws of the United States or any State thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust, (1) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal or depositing Nevsun Shares with the Depositary may be directed to the Depositary. Their contact details are provided at the end of this document. Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 7 BELOW, “FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 7 BELOW.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:                                                                         1178180 B.C. LTD., a wholly owned subsidiary of ZIJIN MINING GROUP CO., LTD.

AND TO:                                           COMPUTERSHARE TRUST COMPANY OF CANADA at its offices set out herein.

The undersigned delivers to you the enclosed certificate(s) or DRS Statement(s) representing Nevsun Shares deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Nevsun Shares upon the terms and conditions contained in the Offer and this Letter of Transmittal and hereby assigns all right, title and interest therein to the Offeror. Unless waived by the Offeror, Shareholders are required to deposit the SRP Rights associated with each Nevsun Share prior to the Expiry Time in order to effect a valid deposit of such Nevsun Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. The undersigned understands that by depositing Nevsun Shares to the Offer, the undersigned will be deemed to have deposited all SRP Rights associated with such Nevsun Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s) or DRS Statement(s):

NEVSUN SHARES

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available)*	Name(s) in which Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s) or DRS Statement(s))**	Number of Nevsun Shares Represented by Certificate(s) or DRS Statement(s)***	Number of Nevsun Shares Deposited***

TOTAL:

SRP RIGHTS

(To be completed if necessary.)

Name(s) in which Registered (please fill in exactly as name(s) appear(s) on certificate(s)) or DRS Statement(s))**	Number of SRP Rights Represented by Certificate or DRS Statement***	Number of SRP Rights Deposited

TOTAL:

*                                         A certificate number does not need to be provided if the Nevsun Shares are represented by a DRS Statement. The Direct Registration System (DRS) is a system that allows shares to be held in book-entry form without having a physical share

3

certificate issued as evidence of ownership. Instead, shares are held and registered electronically in the record systems of an issuer’s transfer agent, which can be confirmed in the DRS Statement.

**                                  If Nevsun Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder. See Instruction 3 of this Letter of Transmittal, “Signatures”.

***                           Unless otherwise indicated, the total number of Nevsun Shares evidenced by all certificates or DRS Statements delivered will be deemed to have been deposited. See Instruction 6 below, “Partial Deposits”.

The undersigned acknowledges receipt of the Offer and Circular and acknowledges and agrees that there will be a binding agreement between the undersigned and the Offeror effective immediately following the time at which the Offeror takes up the Nevsun Shares covered by this Letter of Transmittal (the “Deposited Nevsun Shares”) and delivers them to the Depositary in accordance with the terms and subject to the conditions of the Offer and this Letter of Transmittal.

The undersigned represents and warrants that:

(a)                                 the undersigned has reviewed the Offer and Circular;

(b)                                 the undersigned has full power and authority to deposit, sell, assign and transfer (i) the Deposited Nevsun Shares, and (ii) all rights and benefits arising from such Deposited Nevsun Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests, including SRP Rights which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Nevsun Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”) being deposited and all interests therein;

(c)                                  the undersigned has good title to and is the beneficial owner of the Deposited Nevsun Shares (and any Distributions) being deposited within the meaning of applicable Laws;

(d)                                 the deposit of such Deposited Nevsun Shares (and any Distributions) complies with applicable Laws;

(e)                                  the Deposited Nevsun Shares (and any Distributions) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Nevsun Shares (and any Distributions), to any other Person;

(f)                                   when the Deposited Nevsun Shares (and any Distributions) are taken up and paid for by the Offeror, the Offeror will acquire good title to the Deposited Nevsun Shares (and any Distributions) free and clear of all security interests, liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons; and

(g)                                  the foregoing representations and warranties shall survive the completion of the Offer and the delivery to the Depositary of the Nevsun Shares deposited under the Offer and any applicable Distributions.

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IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights in respect of the Nevsun Shares described in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Nevsun Shares and associated SRP Rights (unless the deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”) delivers to the Offeror the enclosed Nevsun Share certificate(s) and/or DRS Statement(s), representing the Deposited Nevsun Shares and associated SRP Rights and deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Nevsun Shares, and in and to all rights and benefits arising from the Deposited Nevsun Shares, including, without limitation, the SRP Rights, whether or not separated from the Nevsun Shares, and any and all Distributions.

The undersigned acknowledges that by execution of this Letter of Transmittal, except as otherwise agreed with Zijin Mining in writing, the undersigned is in agreement with Zijin Mining, the Offeror and Nevsun that effective as of the time the Offeror takes up and pays for the undersigned’s Deposited Nevsun Shares under the Offer, the undersigned irrevocably and unconditionally releases, acquits and forever discharges, and shall be deemed to have irrevocably released, acquitted and forever discharged, Zijin Mining, the Offeror and Nevsun and their respective past and present subsidiaries, affiliates, associates, directors, officers, employees, advisors, agents and assigns of and from all actions, causes of actions, suits, claims and demands whatsoever, whether presently known or unknown, which the depositing Shareholder ever had, now has or may hereafter have against such entities and persons, or any of them, for or by reason of, or in any way arising out of any cause, matter or thing, by reason of or in connection with the undersigned having been a holder of Nevsun Shares, Warrants, Options or other securities of Nevsun. Provided, however, that the foregoing release shall not operate to restrict any statutory rights of action the undersigned may have in respect of the Offer to the extent such may be available to the undersigned pursuant to Section 131 of the Securities Act (Ontario) or equivalent provisions of the securities legislation of other jurisdictions of Canada.

The undersigned acknowledges that under certain circumstances the Offeror may, among other things, (i) vary the terms of the Offer, including, without limitation, by extending or abridging the period during which Nevsun Shares may be deposited under the Offer where permitted by Law (see Section 5 of the Offer, “Variation or Change of the Offer”), or (ii) make such adjustments as it considers appropriate to the consideration payable by the Offeror and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any changes on or after the date of the Offer in the Nevsun Shares or Nevsun’s capitalization (see Section 11 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Nevsun should declare, set aside or pay any dividend or other Distribution, which is payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its intermediary or transferee on the securities register maintained by or on behalf of Nevsun in respect of Nevsun Shares accepted for purchase under the Offer, then the Offeror may reduce the consideration payable by the Offeror pursuant to the Offer or the undersigned may be required to promptly transfer to the Offeror such Distributions, all in accordance with the terms of the Offer (see Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”).

The undersigned irrevocably constitutes and appoints effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Nevsun Shares, the Offeror, each director and officer of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Nevsun Shares, which Deposited Nevsun Shares upon being taken up are, together with any Distribution thereon, hereinafter referred to as the “Purchased Securities”), with respect to such Purchased Securities, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)                                 register or record the transfer and/or cancellation of such Purchased Securities on the appropriate registers maintained by or on behalf of Nevsun;

(b)                                 whether or not such shares are registered in the Offeror’s name, vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any and all of such Purchased Securities, revoke any such instrument, authorization or consent previously given, or designate in any such instrument,

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authorization, requisition, resolution, consent or direction, any Person or Persons as the proxy of such Shareholder or proxy nominee or nominees of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Nevsun;

(c)                                  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, and holder of such Purchased Securities and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of such Shareholder in respect of such Distributions for all purposes;

(d)                                 to exercise any rights of a holder of Purchased Securities with respect to such Purchased Securities; and

(e)                                  to execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities to the Offeror.

The undersigned accepts the Offer under the terms of this Letter of Transmittal (including by book-entry transfer) and revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Nevsun Shares or any Distribution, and agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Nevsun Shares or any Distribution by or on behalf of the undersigned unless the Deposited Nevsun Shares are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Nevsun Shares”.

The undersigned also agrees, effective on and after the date the Offeror takes up and pays for Purchased Securities, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Nevsun Shares or holders of Distributions and not to exercise any or all of the other rights or privileges attached to the Purchased Securities and agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities. A Shareholder who executes a Letter of Transmittal also agrees to designate in such instruments of proxy the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. All authority herein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of Persons who have deposited Nevsun Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Persons depositing Nevsun Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Nevsun Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary by issuing, or causing to be

6

issued, a cheque (except for payments in excess of C$25 million, which will be made by wire transfer, as set out below) payable in Canadian funds in the amount to which the Shareholder depositing Nevsun Shares is entitled.

Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Nevsun Shares so deposited. Unless the undersigned instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such Shareholder at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Nevsun. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid by the Offeror or the Depositary by reason of any delay in making payments for any Nevsun Shares to any Person on account of Nevsun Shares accepted for payment under the Offer.

Pursuant to the rules of the Canadian Payments Association, a C$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of C$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of C$25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any Deposited Nevsun Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (i) sending certificates or DRS Statements representing the Nevsun Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Nevsun; or (ii) in the case of Nevsun Shares deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”, crediting such Nevsun Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary. However, an intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such intermediary to determine whether any charge will apply.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigne, le soussigne est repute avoir requis que tout contrat atteste par l’offre et son acceptation par cette lettre d’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS	BLOCK B DELIVERY INSTRUCTIONS
ISSUE CHEQUE IN THE NAME OF: (please print or type)	SEND CHEQUE (Unless Block D is checked) TO: ☐ Same as address in Block A or to:

(Name)	(Name)

(E-mail Address)	(Street Address and Number)

(Street Address and Number)	(City and Province or State)

(City and Province or State)	(Country and Postal (Zip) Code)

(Country and Postal (Zip) Code)	(Telephone - Business Hours)

(Telephone - Business Hours)	(Tax Identification, Social Insurance or Social Security Number)

(Tax Identification, Social Insurance or Social Security Number)	* The delivery instructions given in this Block B will also be used to return certificate(s) representing Nevsun Shares if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER	BLOCK D SPECIAL PICK-UP INSTRUCTIONS

U.S. residents/citizens must provide their Taxpayer Identification Number	☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 7 below, “Form W-9 for U.S. Shareholders Only”, for further details.

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BOX E

CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN CANADIAN DOLLARS UNLESS OTHERWISE ELECTED BELOW

☐                  Issue my cash entitlement payment(s) in United States Dollars

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider to Zijin Mining, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) Computershare may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Failure to make an election will result in any cash payment under the arrangement being paid in Canadian dollars.

BLOCK F

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF NEVSUN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING:

(Please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

Window Ticket Number (if any):

BLOCK G

U.S. SHAREHOLDERS - TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER, ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR HAVE A U.S. ADDRESS:

☐                                    The Person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or

☐                                    The Person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

A “U.S. Shareholder” is any holder of Nevsun Shares that: (i) is a citizen or a resident alien of the United States for U.S. federal tax purposes or that is otherwise a U.S. person for U.S. federal income tax purposes; (ii) provides an address in Block “A” or Block “B” which is located within the United States or any territory in possession thereof; or (iii) returns this Letter of Transmittal in an envelope postmarked in, or that otherwise appears to the Depositary or its agents to have been sent from, the United States or any territory in possession thereof.

IF YOU ARE (I) A U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE AND SUBMIT TO THE DEPOSITARY THE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 7 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

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BLOCK H

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered Shareholder(s) exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) or DRS Statement(s) representing the Deposited Nevsun Shares or on a security position listing or by Person(s) authorized to become registrant holder(s) by certificate(s) and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized
Representative (see Instructions 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative
(please print or type)

Address of Guarantor (please print or type)	Daytime telephone number or facsimile number of
Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security
Number

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INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                 This properly completed and executed Letter of Transmittal, with the signature(s) guaranteed, if required by Instruction 3 below, together with the accompanying certificate(s) or DRS Statement(s) representing the Deposited Nevsun Shares (or, alternatively, Book-Entry Confirmation with respect thereto), and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)                                 The method used to deliver this Letter of Transmittal, any accompanying certificate(s) or DRS Statement(s) representing Nevsun Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)                                  Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.                                      Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Nevsun Shares under the Offer and: (i) the certificate(s) or DRS Statement(s) representing the Nevsun Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s) or DRS Statement(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Nevsun Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)                                 the deposit is made by or through an Eligible Institution (as defined below);

(b)                                 a properly completed and duly executed Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying this Letter of Transmittal, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario, Canada as specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)                                  the certificate(s) or DRS Statement(s) representing all Deposited Nevsun Shares in proper form for transfer and, together with this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Nevsun Shares and, in the case of DTC accounts, this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof, and all other documents required by the terms of the Offer and this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario, Canada as specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time.

If a Shareholder delivered a Notice of Guaranteed Delivery in respect of Nevsun Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed

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Delivery as to the consideration to be received will supersede any election made in this Letter of Transmittal.

The Notice of Guaranteed Delivery must be delivered by hand or courier or mailed to the Depositary at its office at 100 University Ave, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1, as specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) or DRS Statement(s) representing Nevsun Shares and all other required documents to an address other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Notices of Guaranteed Delivery submitted through CDSX will be received and accepted once the Nevsun Shares are available and within two trading days after the Expiry Date.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks in Canada or the United States.

3.                                      Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 4 below).

(a)                                 If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s) or DRS Statement(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) or DRS Statement(s) without any change whatsoever, and the certificate(s) or DRS Statement(s) need not be endorsed. If such deposited certificate(s) or DRS Statement(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

(b)                                 Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a Person other than the registered holder(s) of the accompanying certificate(s) or DRS Statement(s), or if this Letter of Transmittal is executed other than exactly as the name of the registered Shareholder appears on the share certificate or DRS Statement, or if the cheque(s) is/are to be issued or sent to a Person other than the registered holder(s), or if the certificate(s) or DRS Statement(s) representing Nevsun Shares in respect of which the Offer is not being accepted is/are to be returned to a Person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Nevsun:

(i)                                     the accompanying certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)                                  the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) or DRS Statement(s); and

(iii)                               such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

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4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal, or any share certificate of DRS Statement or share transfer power of attorney is executed by a Person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other Person acting in a representative capacity, such Person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.                                      Delivery Instructions

If any cheque(s) is (are) to be sent to or if certificate(s) or DRS Statement(s) representing Nevsun Shares in respect of which the Offer is not being accepted is (are) are to be returned to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Nevsun. Any share certificate(s) or DRS Statement(s) and/or cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.                                      Partial Deposits

If fewer than the total number of Nevsun Shares evidenced by any certificate(s) or DRS Statement(s) submitted is to be deposited, fill in the number of Nevsun Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) or DRS Statement(s) for the number of Nevsun Shares not deposited under the Offer will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Nevsun Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to Shareholders who deposit their Nevsun Shares by book-entry transfer.

7.                                      Form W-9 for U.S. Shareholders Only

United States federal income tax Law generally requires a U.S. Shareholder who receives cash in exchange for Nevsun Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 24% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return and complying with all other necessary requirements.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the Form W-9 set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN), (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he or she is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN on Form W-9, check the appropriate box for “Exempt Payee”, and sign and date the form. See the instructions on Form W-9 (the “W-9 Instructions”) for additional instructions.

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If Nevsun Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Instructions for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Instructions for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in the Form W-9; and (iii) sign and date the Form W-9. In such case, the Depositary may withhold 24% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS AND COMPLYING WITH ALL OTHER NECESSARY REQUIREMENTS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

8.                                      Currency of Payment

All cash payments under the Offer will be made in Canadian dollars, unless indicated otherwise in Block E.

9.                                      Miscellaneous

(a)                                 If the space in this Letter of Transmittal is insufficient to list all certificates representing Nevsun Shares, additional certificate and number of Nevsun Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Nevsun Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be properly completed and executed for each different registration.

(c)                                  Subject to paragraph (f) below, no alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of Deposited Nevsun Shares for payment, except as required by Laws.

(d)                                 The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)                                  Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(f)                                   All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Nevsun Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not

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to be in proper form or to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Nevsun Shares or any notice of withdrawal. There shall be no duty or obligation of the Offeror or the Depositary or any other Person to give notice of any defect or irregularity in any deposit of any Nevsun Shares and any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(g)                                  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

(h)                                 The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Nevsun Shares under the Offer, other than to the Depositary and except as otherwise set out in the accompanying Offer and Circular.

10.                               Lost Certificates

If a certificate representing Nevsun Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to the registrar and transfer agent for the Nevsun Shares so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Nevsun Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Nevsun Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

11.                               Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Nevsun Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document. Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

SHAREHOLDERS SHOULD CONTACT THE DEPOSITARY OR THEIR BROKER OR OTHER FINANCIAL ADVISOR FOR ASSISTANCE IN ACCEPTING THE OFFER COMPLETING THIS LETTER OF TRANSMITTAL AND DEPOSITING NEVSUN SHARES WITH THE DEPOSITARY.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES OR DRS STATEMENTS REPRESENTING THE NEVSUN SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

12.                               Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.

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This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Some of your information may be transferred to servicers in the U.S.A. for data processing and/or storage. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

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Form **W-9**
(Rev. November 2017)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See **Specific Instructions** on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ______

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ______

Exemption from FATCA reporting code (if any) ______

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 11-2017)

Form W-9 (Rev. 11-2017) Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting*, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code*, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships*, earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code*, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 11-2017) Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

- Generally, individuals (including sole proprietors) are not exempt from backup withholding.
- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 11-2017) Page 4

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester,* later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code,* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7021	100 University Avenue
31 Adelaide St E	8th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attn: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

Any questions or requests for assistance or additional copies of this Letter of Transmittal and the Offer to Purchase and Circular may be directed by holders of Nevsun Shares to Computershare Trust Company of Canada, the Depositary, at their telephone number and location set out above. You may also contact your broker, dealer, commercial bank or trust company or other intermediary for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY 1178180 B.C. LTD., A WHOLLY OWNED SUBSIDIARY OF ZIJIN MINING GROUP CO., LTD. TO PURCHASE ALL OUTSTANDING COMMON SHARES TOGETHER WITH THE ASSOCIATED RIGHTS ISSUED AND OUTSTANDING UNDER THE SHAREHOLDER RIGHTS PLAN OF NEVSUN RESOURCES LTD. (INCLUDING ANY COMMON SHARES THAT MAY BECOME ISSUED AND OUTSTANDING AFTER THE DATE OF THE OFFER BUT PRIOR TO THE EXPIRY TIME (AS DEFINED HEREIN)).

NOTICE OF GUARANTEED DELIVERY

for the deposit of common shares of

NEVSUN RESOURCES LTD.

under the Offer dated September 14, 2018 made by

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO., LTD.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON DECEMBER 28, 2018 (THE “EXPIRY TIME”) UNLESS THE OFFER IS ACCELERATED, EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

1.                                      YOUR CERTIFICATE(S) REPRESENTING COMMON SHARES ARE NOT IMMEDIATELY AVAILABLE;

2.                                      YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK-ENTRY TRANSFER OF YOUR COMMON SHARES ON A TIMELY BASIS; OR

3.                                      YOU ARE NOT ABLE TO DELIVER YOUR CERTIFICATE(S) REPRESENTING COMMON SHARES ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated September 14, 2018 (the “Offer”) made by 1178180 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Zijin Mining Group Co., Ltd., to purchase all of the issued and outstanding common shares (the “Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Nevsun (the “Shareholder Rights Plan”) including Nevsun Shares that may become issued and outstanding after the date of the Offer, but prior to the Expiry Time, upon exercise, conversion or exchange of options, warrants or other securities of Nevsun that are exercisable for, convertible into or exchangeable for Nevsun Shares, other than SRP Rights, if: (a) certificate(s) representing the Nevsun Shares to be deposited are not immediately available; (b) the holder of the Nevsun Shares (the “Shareholder”) cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (c) if the Shareholder is not able to deliver the certificate(s) and all other required documents to Computershare Trust Company of Canada (the “Depositary”) at or prior to the Expiry Time at its office specified below. Pursuant to the Offer, Shareholders will receive C$6.00 in cash for each Nevsun Share held.

The terms and conditions of the Offer and the Letter of Transmittal are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and take-over bid circular dated September 14, 2018 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

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Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery or depositing Nevsun Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document. Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary should immediately contact that Intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other Intermediaries promptly if they wish to tender.

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WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Nevsun Shares under the Offer and: (i) the certificate(s) representing the Nevsun Shares are not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Nevsun Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)                                 the deposit is made by or through an Eligible Institution (as defined below);

(b)                                 a properly completed and duly executed Notice of Guaranteed Delivery, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario, Canada specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)                                  the certificate(s) representing all deposited Nevsun Shares and associated SRP Rights in proper form for transfer, together with a properly completed and executed Letter of Transmittal, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited Nevsun Shares and, in the case of DTC accounts, a Letter of Transmittal, properly completed and duly executed, including signature guarantee, if required or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the Toronto Stock Exchange (“TSX”) after the Expiry Time.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks in Canada or the United States.

The undersigned understands and acknowledges that payment for Nevsun Shares deposited and taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of: (i) certificates representing such Nevsun Shares (or, the case of a book-entry transfer, a Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal, with any signatures guaranteed, if so required or, in the case of a book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal, with any signatures guaranteed, if so required, or an Agent’s Message in lieu thereof, and (iii) all other documents required by the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time.

The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary on the purchase price of the Nevsun Shares purchased by the Offeror under the Offer, regardless of any delay in making such payment, and that the consideration for the Nevsun Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Nevsun Shares delivered to the Depositary prior to the Expiry Time, even if the certificate(s) representing all of the deposited Nevsun Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Nevsun Shares is not made, until after the take-up and payment for the Nevsun Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned

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and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR EMAILED (WITH ORIGINAL TO FOLLOW) OR MAILED TO THE DEPOSITARY AT ITS OFFICE SPECIFIED BELOW AT OR PRIOR TO THE EXPIRY TIME AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) REPRESENTING NEVSUN SHARES AND ALL OTHER REQUIRED DOCUMENTS TO ANY OFFICE OTHER THAN THE OFFICE OF THE DEPOSITARY SPECIFIED BELOW DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

By Mail:	By Hand or by Courier:	By Email Transmission
P.O. Box 7021	100 University Avenue	Email:
31 Adelaide St E	8th Floor	depositoryparticipant@computershare.com
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) REPRESENTING THE NEVSUN SHARES AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING NEVSUN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR NEVSUN SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

DEPOSITS OF NEVSUN SHARES WILL NOT BE ACCEPTED FROM OR ON BEHALF OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE UNDERSIGNED HEREBY DECLARES THAT THE UNDERSIGNED IS NOT ACTING FOR THE ACCOUNT OR BENEFIT OF A PERSON FROM SUCH A JURISDICTION AND IS NOT IN, OR DELIVERING THIS NOTICE OF GUARANTEED DELIVERY FROM, SUCH A JURISDICTION.

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TO:                                                                         1178180 B.C. LTD., a wholly owned subsidiary of ZIJIN MINING GROUP CO., LTD.

AND TO:                                           COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Nevsun Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

NEVSUN SHARES

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)

Certificate Number(s) (if available)	Name(s) in which Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s)	Number of Nevsun Shares Represented by Certificate(s)	Number of Nevsun Shares Deposited

TOTAL:

SRP RIGHTS**

(To be completed if necessary.)

Name(s) in which Registered (please fill in exactly as name(s) appear(s)* on certificate(s))	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited**

TOTAL:

*                                         Unless otherwise indicated, the total number of Nevsun Shares evidenced by all certificates delivered with a Letter of Transmittal will be deemed to have been deposited. If Nevsun Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder.

**                                  The following procedures must be followed in order to effect the valid delivery of Rights Certificates: If the Separation Time does not occur prior to the Expiry Time, a deposit of Nevsun Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by Nevsun to the Shareholders prior to the time that the undersigned’s Nevsun Shares are deposited pursuant to the Offer, in order for the Nevsun Shares to be validly deposited, Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited, in proper form for transfer, must be delivered with a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited Nevsun Shares and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Nevsun Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. In any case, a deposit of Nevsun Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited pursuant to the Offer or, if available, a Book-Entry Confirmation, to the Depositary at its office in Toronto, Ontario, Canada as specified in the Letter of Transmittal at

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or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive, prior to taking-up the Nevsun Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights or, if available, a Book-Entry Confirmation at least equal in number to the Nevsun Shares deposited by the undersigned.

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SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Date

Shareholder Name	Signature of Shareholder

Address	Email Address

GUARANTEE OF DELIVERY

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) or DRS Statement(s) representing the Nevsun Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and duly executed Letter of Transmittal with signature(s) guaranteed, if required, (or, in the case of a book-entry transfer of Nevsun Shares, a Book-Entry Confirmation with respect to all Common Shares deposited hereby and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal with signature(s) guaranteed, if required, or an Agent’s Message in lieu of a Letter of Transmittal), and all other documents required by the Letter of Transmittal, (i) all prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name and Title

Postal / Zip Code	email address

Area Code and Telephone Number	Date

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The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7021	100 University Avenue
31 Adelaide St E	8th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attn: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: depositoryparticipant@computershare.com

Any questions or requests for assistance or additional copies of this Notice of Guaranteed Delivery and the Offer to Purchase and Circular may be directed by holders of Nevsun Shares to Computershare Trust Company of Canada, the Depositary, at their telephone number and location set out above. You may also contact your broker, dealer, commercial bank or trust company or other Intermediary for assistance concerning the Offer.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1	Press release dated September 5, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 5, 2018).

99.2	Press release dated September 14, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 14, 2018).

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of filing this Schedule, the bidder shall file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Zijin Mining Group Co. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2018		ZIJIN MINING GROUP CO. LTD.

	By:	/s/ Qixue Fang
Name: Qixue Fang
Title: Director

By signing this Schedule, 1178180 B.C. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2018		1178180 B.C. LTD.

	By:	/s/ Cheung Man Fan
Name: Cheung Man Fan
Title: Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated September 5, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 5, 2018).

99.2	Press release dated September 14, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 14, 2018).